As filed with the Securities and Exchange Commission on August 4, 2009
Registration No. 333-
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
GSI COMMERCE, INC.
(Exact name of registrant as specified in its charter)

Delaware	04-2958132
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
(610) 491-7000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Arthur H. Miller
Executive Vice President and General Counsel
GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
Telephone: (610) 491-7000
Facsimile: (610) 265-1730
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Francis E. Dehel, Esquire Melissa Palat Murawsky, Esquire Yelena Barychev, Esquire Blank Rome LLP One Logan Square Philadelphia, PA 19103 Telephone: (215) 569-5500 Facsimile: (215) 832-5532	Andrew J. Pitts, Esquire Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
If this Form is a post effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

			Proposed maximum	Proposed
Title of each class of	Amount to be		offering price	maximum aggregate	Amount of
securities to be registered	registered		per unit	offering price	registration fee
Common stock, par value $0.01 per share, to be issued and sold by the registrant	3,311,150(1	)(2)	$16.07(3)	$53,210,180.50	$2,969.13
Common stock, par value $0.01 per share, to be sold by the selling stockholders	8,188,850(2)		$16.07(3)	$131,594,819.50	$7,342.99
Total					$10,312.12

(1)	Amount to be registered includes 1,500,000 shares of common stock issuable by the registrant upon exercise of the underwriters’ over-allotment option.

(2)	This registration statement also covers the Preferred Stock Purchase Rights issuable in accordance with the Rights Agreement, dated as of April 3, 2006, between the registrant and American Stock Transfer & Trust Company, as Rights Agent, which are presently attached to and trade with the common stock of the registrant.

(3)	Proposed maximum offering price per share is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended, and based upon the average high and low sale price for the common stock on July 29, 2009, as reported on the Nasdaq Global Select Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated August 4, 2009
 PROSPECTUS
10,000,000 Shares

GSI Commerce, Inc.

Common Stock

We are selling 1,811,150 shares of our common stock. The selling stockholders are selling 8,188,850 shares of our common stock; 8,163,850 of the shares of common stock being sold by the selling stockholders are currently issued and outstanding and 25,000 of the shares of common stock being sold by the selling stockholders are issuable upon exercise of options held by a selling stockholder. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders.

Our shares trade on the Nasdaq Global Select Market under the symbol “GSIC”. On July 30, 2009, the last sale price of the shares as reported on the Nasdaq Global Select Market was $18.31 per share.

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 7 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 1,500,000 shares from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about          , 2009.

Joint-Book Running Managers

BofA Merrill Lynch	UBS Investment Bank

Morgan Stanley	Janney Montgomery Scott	Thomas Weisel Partners LLC

The date of this prospectus is          , 2009.

You should rely only on the information contained or incorporated by reference in this prospectus. We, the selling stockholders, and the underwriters have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We, the selling stockholders, and the underwriters are not offering to sell shares of common stock or seeking offers to buy shares of common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock offered hereby. As used in this prospectus, “GSI,” “Company,” “we,” “our,” “ours” and “us” refer to GSI Commerce, Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicted.

Our fiscal year ends on the Saturday nearest the last day of December. Our fiscal year ends are as follows:

References To	Refer to the Years Ended/Ending

Fiscal 2005	December 31, 2005
Fiscal 2006	December 30, 2006
Fiscal 2007	December 29, 2007
Fiscal 2008	January 3, 2009
Fiscal 2009	January 2, 2010

i

FORWARD-LOOKING STATEMENTS

All statements made in this prospectus, other than statements of historical fact, are forward-looking statements, as defined under federal securities law. The words “look forward to,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “will,” “would,” “should,” “could,” “guidance,” “potential,” “opportunity,” “continue,” “project,” “forecast,” “confident,” “prospects,” “schedule,” “designed,” “future,” “discussions,” “if” and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements. Factors which may affect our business, financial condition and operating results include the effects of changes in the economy, consumer spending, the financial markets and the industries in which we and our clients operate, changes affecting the Internet and e-commerce, our ability to develop and maintain relationships with clients and suppliers and the timing of our establishment, extension or termination of our relationships with clients, our ability to timely and successfully develop, maintain and protect our technology, confidential and proprietary information, and product and service offerings and execute operationally, our ability to attract and retain qualified personnel, our ability to successfully integrate our acquisitions of other businesses and the performance of acquired businesses. More information about potential factors that could affect us is provided under “Risk Factors.” Unpredictable or unknown factors could also have material adverse effects on us. We expressly disclaim any intent or obligation to update these forward-looking statements.

ii

PROSPECTUS SUMMARY

This summary highlights selected information about us, the selling stockholders and this offering. This summary is not complete and may not contain all of the information that is important to you. We encourage you to read this prospectus, including the information under the caption “Risk Factors,” the information we incorporate by reference, and the documents to which we refer you in their entirety.

Overview

We are a leading provider of e-commerce and interactive marketing services to large businesses that sell products directly to consumers (b2c). We have two reportable segments — e-commerce services and interactive marketing services. For e-commerce services, we deliver customized solutions to clients through an integrated e-commerce platform, which is comprised of three components: technology, fulfillment and call center services. We offer each of the platform’s components on a modular basis, or as part of an integrated, end-to-end solution. For interactive marketing services, we offer online marketing and advertising, user experience and design, studio and e-mail marketing services. We provide services to approximately 200 clients, which include: Aeropostale®, American Eagle Outfitters®, Avis®, BMG Music Service®, Bath & Body Works®, British Airways®, CBS®, Christopher & Banks®, Dick’s Sporting Goods®, Estee Lauder®, Major League Baseball®, the NFL®, Reuters®, RalphLauren.com®, The Royal Bank of Scotland® group of companies, Sports Authority®, The TJX® Companies, Toys “R” Us® and Warnaco®.

We help our clients grow their e-commerce and multichannel businesses faster and more profitably than they could on their own. As retailers and brands place a greater emphasis on developing their online channels, they are challenged to make the level of investment required to support high-quality, multichannel, e-commerce businesses. The online businesses of our clients and prospects often account for a small but growing percentage of their companies’ overall businesses, which makes their online businesses too important to ignore, but often not large enough to justify the investment required to provide a robust e-commerce offering.

Our core competencies are providing services that enable our clients to build and grow their e-commerce and multichannel retailing businesses. By partnering with us, we believe companies gain access to better quality technology, a proven and integrated infrastructure along with e-commerce, multichannel and interactive marketing expertise. Our scale allows us to provide our clients with a broader range of high-quality capabilities, expertise and infrastructure than they could justify building, implementing and maintaining on their own and to continually invest in enhancing our service offerings and expertise and increasing our capacity.

Growth Strategy

Our objective is to grow our business by adding new clients, by expanding the e-commerce businesses of our existing e-commerce services clients, by selling new services to existing clients, by growing our interactive marketing segment, by expanding internationally and selectively through acquisitions. Key elements of our growth strategy include:

Expand Our Client Base

We intend to continue to grow our e-commerce services and interactive marketing services businesses by adding new clients. We seek to attract new clients by providing solutions that enable companies to grow their e-commerce businesses more rapidly and cost-effectively than they could on their own. Because we provide our e-commerce solutions through an integrated multi-client platform, we are able to use the experience and expertise we have developed to attract new clients. We employ an in-house sales organization and sales support group that develops our business prospects in the U.S. and Europe.

Grow Our Existing Clients’ Businesses and Sell Additional Services to Existing Clients

The financial benefit that we derive from our e-commerce service relationships with our clients is primarily tied to the performance of their e-commerce businesses. Accordingly, it is part of our strategy to grow our business by growing our clients’ e-commerce businesses by providing services and creating opportunities for our clients to grow. In addition, it is part of our strategy to cross-sell other services to existing clients that only utilize some of our services. Cross-selling opportunities to existing clients include selling international e-commerce services, custom technology development and implementation services and value-added fulfillment services, such as product customization and personalization, and gift card and award program fulfillment.

Grow Revenue from Interactive Marketing

We also intend to continue to grow by providing interactive marketing services, such as Web store design, branding, online advertising and e-mail marketing as well as other value-added services, such as technical Web and e-commerce development services, buying services and value-added fulfillment services.

Expand Internationally

We intend to continue to build our presence internationally through continuing development efforts to internationalize the e-commerce technology component of our domestic platform for large international clients and through strategic acquisitions. We intend to grow our business by expanding internationally and replicating our domestic integrated e-commerce platform and our multichannel services model on a global basis. Our international operations do not currently represent a material portion of our business.

Selectively Pursue Acquisitions

We also intend to continue to grow by selectively acquiring companies that can either enhance our existing capabilities or provide us with new capabilities that are strategic to either our e-commerce or interactive marketing businesses. From the beginning of fiscal 2007 through April 2009, we completed four such acquisitions: Accretive Commerce, a U.S.-based e-commerce solutions company that added new e-commerce clients and fulfillment and call center infrastructure; Zendor.com, a Manchester, U.K.-based provider of fulfillment and customer care which provided us with a European infrastructure on which to build our international e-commerce business; e-Dialog, a provider of advanced e-mail marketing services and solutions, which complemented and expanded our interactive marketing services capabilities; and Silverlign, an integrated marketing strategy and design agency based in the San Francisco Bay Area.

Principal Executive Offices

We are a Delaware corporation organized in 1986. Our principal executive offices are located at 935 First Avenue, King of Prussia, PA 19406. Our telephone number is (610) 491-7000.

Recent Developments

On July 29, 2009, we reported preliminary unaudited financial results for our fiscal 2009 second quarter ended July 4, 2009, including net revenues of $187.2 million and a loss of $13.1 million or $0.27 per share. These preliminary results remain subject to the completion of our normal quarter-end closing procedures and therefore could change.

Risk Factors

In evaluating an investment in our common stock, prospective investors should carefully consider, along with the other information set forth in this prospectus and incorporated by reference, the specific factors set forth under “Risk Factors” beginning on page 7.

THE OFFERING

Common stock offered:

By GSI Commerce, Inc.	1,811,150 shares

By selling stockholders	8,188,850 shares

Total	10,000,000 shares

Common stock to be outstanding after this offering	50,930,368 shares

Over-allotment option	The underwriters have an option to purchase 1,500,000 additional shares of our common stock from us to cover any over-allotments.

Use of proceeds	We intend to use the net proceeds from the shares sold by us for working capital and general corporate purposes, including possible acquisitions. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Dividend policy	We do not expect to pay dividends on our shares of common stock in the foreseeable future.

Nasdaq Global Select Market symbol	GSIC

Of the shares to be sold by selling stockholders in this offering, 8,163,850 shares of common stock are currently issued and outstanding and 25,000 shares of common stock are issuable upon exercise of options held by a selling stockholder.

The number of shares of common stock to be outstanding after this offering is based on 49,094,218 shares outstanding as of July 24, 2009 and assumes the exercise by a selling stockholder of options to purchase 25,000 shares of common stock to be sold in this offering and, unless we indicate otherwise, excludes:

•	3,642,455 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 1996 Equity Incentive Plan, referred to as the 1996 plan, with a weighted average exercise price of $9.57 per share (which includes the option to purchase 25,000 shares of common stock to be exercised by a selling stockholder in connection with this offering), all of which are vested and presently exercisable;

•	142,250 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 2005 Equity Incentive Plan, referred to as the 2005 plan, with a weighted average exercise price of $17.90 per share, 142,063 of which are vested and presently exercisable;

•	4,233,403 shares of common stock reserved for issuance upon vesting of outstanding restricted stock units awarded under our 2005 plan;

•	1,455,980 additional shares of common stock available for issuance under our 2005 plan;

•	212,500 shares of common stock reserved for issuance upon exercise of outstanding warrants which are exercisable at an average exercise price of $2.66 per share, all of which are vested and presently exercisable;

•	1,500,000 shares of common stock that the underwriters have an option to purchase from us solely to cover over-allotments; and

•	a maximum of 10,031,156 shares of common stock that could be issued upon conversion of outstanding convertible notes, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present portions of our financial statements and are not complete. You should read the following summary consolidated financial data together with our unaudited condensed consolidated financial statements and our audited consolidated financial statements and related notes to our financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q/A for the quarter ended April 4, 2009 and our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009, incorporated by reference into this prospectus. The summary statement of operations data for the years ended December 30, 2006, December 29, 2007 and January 3, 2009 and balance sheet data as of December 29, 2007 and January 3, 2009 are derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary statement of operations data for the years ended January 1, 2005 and December 31, 2005 and balance sheet data as of January 1, 2005, December 31, 2005 and December 30, 2006 are derived from our audited consolidated financial statements that are not incorporated by reference into this prospectus. The summary statement of operations data for the three months ended March 29, 2008 and April 4, 2009 and the balance sheet data as of April 4, 2009 are derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, which are necessary to present fairly the results of operations and financial positions for those periods. Our results for the three months ended April 4, 2009 are not necessarily indicative of the results to be expected for the full year. Historical results are not necessarily indicative of the results to be expected in the future.

We have adjusted our consolidated financial statements and notes in certain periods presented to retrospectively apply Financial Accounting Standards Board Staff Position APB 14-1, “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement),” or FSP APB 14-1, and to correct for an immaterial misstatement in our stock-based compensation expense. For more information, see our Current Report on Form 8-K and Amendment to our Quarterly Report on Form 10-Q/A for the quarter ended April 4, 2009, each of which was filed with the Securities and Exchange Commission on August 4, 2009.

	For Fiscal Year Ended					For Three Months Ended
	January 1,	December 31,	December 30,	December 29,	January 3,	March 29,	April 4,
	2005	2005(1)	2006(1)	2007(1)	2009(1)	2008(1)	2009(2)
		(In thousands, except per share data)

STATEMENT OF OPERATIONS DATA:
Revenues:
Net revenues from product sales	$274,988	$355,374	$461,183	$512,194	$577,073	$123,120	$106,191
Service fee revenues	60,116	85,018	148,370	237,763	389,853	72,423	90,284

Net revenues	335,104	440,392	609,553	749,957	966,926	195,543	196,475
Total costs and expenses (3)	335,505	437,514	600,116	745,638	977,186	214,420	211,009

Income (loss) from operations	(401)	2,878	9,437	4,319	(10,260)	(18,877)	(14,534)
Total other (income) expense	(64)	1,410	2,916	8,165	20,296	3,476	4,874

Income (loss) before income taxes	(337)	1,468	6,521	(3,846)	(30,556)	(22,353)	(19,408)
Provision (benefit) for income taxes (4)	—	321	(38,140)	(2,887)	(7,585)	(10,855)	(7,298)

Net income (loss) before cumulative effect of change in accounting principle	(337)	1,147	44,661	(959)	(22,971)	(11,498)	(12,110)

Cumulative effect of change in accounting principle	—	—	268	—	—	—	—

Net income (loss)	$(337)	$1,147	$44,929	$(959)	$(22,971)	$(11,498)	$(12,110)

Basic earnings (loss) per share:
Prior to cumulative effect of change in accounting principle	$(0.01)	$0.03	$0.98	$0.02	$(0.49)	$(0.25)	$(0.25)

	For Fiscal Year Ended					For Three Months Ended
	January 1,	December 31,	December 30,	December 29,	January 3,	March 29,	April 4,
	2005	2005(1)	2006(1)	2007(1)	2009(1)	2008(1)	2009(2)
		(In thousands, except per share data)

Net income (loss) per share	$(0.01)	$0.03	$0.99	$0.02	$(0.49)	$(0.25)	$(0.25)

Diluted earnings (loss) per share:
Prior to cumulative effect of change in accounting principle	$(0.01)	$0.03	$0.93	$0.02	$(0.49)	$(0.25)	$(0.25)

Net income (loss) per share (5)	$(0.01)	$0.03	$0.94	$0.02	$(0.49)	$(0.25)	$(0.25)

						As of Three
	As of Fiscal Year Ended					Months Ended
	January 1,	December 31,	December 30,	December 29,	January 3,	April 4,
	2005	2005(1)	2006(1)	2007(1)	2009(1)	2009(2)
		(In thousands)

BALANCE SHEET DATA:
Total assets	$231,823	$331,922	$457,456	$670,104	$716,025	$611,526
Total long-tem liabilities (6)	13,564	53,235	60,083	185,364	201,398	203,498
Working capital (7)	30,106	109,804	125,172	165,822	40,938	39,842
Stockholders’ equity	118,053	136,538	235,778	280,900	274,496	269,098

(1)	As retrospectively adjusted and corrected. For additional information, see Note 17, Financial Statement Correction of Misstatement and Retrospective Application of FSP APB 14-1, to our audited consolidated financial statements in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus.

(2)	As corrected. For additional information, see Note 13, Financial Statement Correction of Misstatement and Retrospective Application of FSP APB 14-1, to our Quarterly Report on Form 10-Q/A for the quarter ended April 4, 2009 filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus.

(3)	Beginning in fiscal 2006, we adopted the provisions of Statement of Financial Accounting Standards 123(R), “Share-Based Payment,” for recognizing stock-based compensation. We recognized $19.4 million in fiscal 2008, $9.0 million in fiscal 2007, $7.8 million in fiscal 2006, $3.8 million in fiscal 2005 and $3.6 million in fiscal 2004.

(4)	Included in fiscal 2006 was a $38.1 million non-cash income tax benefit. For additional information, see Note 11, Income Taxes, to our audited consolidated financial statements in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus, and Note 9, Income Taxes, to our unaudited condensed consolidated financial statements in our amended Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus.

(5)	For additional information on the diluted earnings (loss) per share calculation, see Note 12, Earnings Per Share, to our audited consolidated financial statements in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus, and Note 10, Loss Per Share, to our unaudited condensed consolidated financial statements in our amended Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus.

(6)	In fiscal 2007, we completed a convertible notes offering of $150.0 million. For additional information, see Note 7, Long-Term Debt and Credit Facility, to our audited consolidated financial statements in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus, and Note 6, Long-Term Debt and Credit Facility, to our unaudited condensed consolidated financial statements in our amended Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus.

(7)	In fiscal 2008, we acquired e-Dialog, Inc. for $150.1 million, including acquisition costs. For additional information, see Note 6, Acquisitions, to our audited consolidated financial statements in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2009 and incorporated by reference into this prospectus.

RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus. If any of the following risks occur, our business, financial position and operating results could be materially harmed. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. Additional risks not necessarily known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

Our future success cannot be predicted based upon our limited operating history.

Compared to certain of our current and potential competitors, we have a relatively short operating history. In addition, the nature of our business and the industries in which we operate have undergone rapid development and change since we began operating. Accordingly, it is difficult to predict whether we will be successful. Thus, our chances of financial and operational success should be evaluated in light of the risks, uncertainties, expenses, delays and difficulties associated with operating a business with limited history in a relatively rapidly changing industry. If we are unable to address these issues, we may not be financially or operationally successful.

Our failure to manage growth and diversification of our business could harm us.

We are continuing our efforts to grow and diversify our business both in the United States and internationally. As a result, we must expand and adapt our operational infrastructure and increase the number of our personnel in certain areas. To effectively manage our growth initiatives, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. These enhancements and improvements are likely to be complex and will require significant capital expenditures and allocation of valuable management resources. If we are unable to adapt our systems in a timely manner to accommodate our growth, our business may be adversely affected.

We have an accumulated deficit and may incur additional losses.

We incurred a net loss in fiscal 2008 and 2007, recorded net income in fiscal 2006 and 2005, and incurred net losses in the previous four fiscal years. As of the end of the first fiscal quarter of fiscal 2009 and as of the end of the fourth quarter of fiscal 2008, we had an accumulated deficit of $166.7 million and $154.6 million, respectively. We may not generate sufficient revenue and gross profit from our existing clients, add an appropriate number of new clients or adequately control our expenses. If we fail to do this, we may not be able to return to profitability.

We will continue to incur significant operating expenses and capital expenditures as we seek to:

•	launch new clients;

•	expand internationally;

•	enhance our fulfillment capabilities and increase fulfillment capacity;

•	develop new technologies and features to improve our clients’ e-commerce businesses;

•	enhance our customer care center capabilities to better serve customers’ needs and increase customer care capacity;

•	expand our marketing services business;

•	increase our general and administrative functions to support our growing operations;

•	continue our business development, sales and marketing activities; and

•	make strategic or opportunistic acquisitions of complementary or new businesses or assets or internally develop new business initiatives.

If we incur expenses at a greater pace than we generate revenues, we could incur additional losses.

Our success is tied to the success of, and continued relationships with, the clients for which we operate e-commerce businesses.

Our success is substantially dependent upon the success of the clients for which we operate e-commerce businesses. The retail business is intensely competitive. If our clients were to have financial difficulties or seek protection from their creditors or if they were to suffer impairment of their brands, it could adversely affect our ability to maintain and grow our business or to collect client receivables. Our business could also be adversely affected if our clients’ marketing, brands or retail stores are not successful or if our clients reduce their marketing or number of retail stores. Additionally, a change in management at our clients could adversely affect our relationship with those clients and our revenue from our agreements with those clients. As a result of our relationship with certain of our clients, these clients identify, buy, and bear the financial risk of inventory obsolescence for their corresponding Web stores and merchandise. As a result, if any of these clients fail to forecast product demand or optimize or maintain access to inventory, we would receive reduced service fees under the agreements and our business and reputation could be harmed. If any of our clients were to exit the e-commerce channel and/or terminate their relationships with us, our business and financial performance could be adversely affected.

The uncertainty regarding the general economy may reduce our revenues.

Our revenue and rate of growth depends on the continued growth of demand for the products offered by our clients, and our business is affected by general economic and business conditions. A decrease in demand, whether caused by changes in consumer spending or a weakening of the U.S. economy or the local economies outside of the United States where we sell products, may result in decreased revenue or growth or problems with our ability to collect customer receivables. Uncertainty about current economic conditions poses a risk as consumers may postpone sending in response to tighter credit, negative financial news and/or declines in income or asset values, which could have a material negative effect on the demand for the products sold by our clients. Terrorist attacks and armed hostilities could create economic and consumer uncertainty that could adversely affect our revenue or growth. Other factors that could adversely influence demand from the customers of our clients include increases in fuel and energy costs, conditions in the residential real estate and mortgage markets, healthcare costs, access to credit, consumer confidence, and other macroeconomic factors affecting consumer spending behavior.

We rely on access to the credit and capital markets to finance a portion of our working capital requirements and support our liquidity needs. Access to these markets may be adversely affected by factors beyond our control, including turmoil in the financial services industry, volatility in securities trading markets and general economic downturns.

We rely upon access to the credit and capital markets as a source of liquidity for the portion of our working capital requirements not provided by cash from operations. Market disruptions such as those recently experienced in the United States and abroad may increase our cost of borrowing or adversely affect our ability to access sources of liquidity upon which we rely to finance our operations and satisfy our obligations as they become due. These disruptions may include turmoil in the financial services industry, including uncertainty surrounding lending institutions with which we do business or wish to do business. If the lenders in our secured revolving bank credit facility are unable to meet their obligations to provide loans to us under the terms of the credit facility, if we are unable to access credit at competitive rates, or at all, or if our short-term or long-term borrowing costs dramatically increase, our ability to finance our operations, meet our short-term obligations and implement our operating strategy could be adversely affected.

Our substantial indebtedness could adversely affect our financial condition.

We currently have and will continue to have a significant amount of indebtedness. On June 1, 2005, we completed an offering of $57.5 million aggregate principal amount of our convertible notes due 2025, referred to as the 3% convertible notes. On July 5, 2007, we completed an offering of $150 million aggregate principal amount of our convertible notes due 2027, referred to as the 2.5% convertible notes. In addition, we have a secured revolving bank credit facility with a borrowing capacity of $90 million, which, subject to certain conditions, may be increased to $150 million. There were no borrowings outstanding under our secured revolving bank credit facility as of July 24, 2009. Including the notes, borrowings under the credit facility and capital leases, we had approximately $201.9 million of indebtedness outstanding as of July 24, 2009 with an aggregate principal amount of $242.4 million. In accordance with FSP APB 14-1, as of July 24, 2009, our 3% convertible notes were included in our indebtedness outstanding at a net debt carrying value of $53.1 million, however, the principal amount owed to the holders of our 3% convertible notes was $57.5 million; as of July 24, 2009, our 2.5% convertible notes were included in our indebtedness outstanding at a net debt carrying value of $113.9 million, however, the principal amount owed to the holders of our 2.5% convertible notes was $150 million. On June 1, 2010, holders of the 3% convertible notes are permitted to require us to repurchase the 3% convertible notes for 100% of the principal amount outstanding plus accrued and unpaid interest. Although we cannot provide any assurances, in the event our holders require us to repurchase the 3% convertible notes in fiscal 2010, we currently expect to have sufficient liquidity from our cash from operating activities, our cash and cash equivalents and/or our secured revolving bank credit facility to fund any such required repurchases.

Our indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to obtain additional financing;

•	require the dedication of a substantial portion of our cash flow from operations to the payment of interest and principal on our indebtedness, thereby reducing the availability of such cash flow to fund our growth strategy, working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry;

•	place us at a competitive disadvantage relative to competitors with less debt; and

•	make it difficult or impossible for us to pay the principal amount of the convertible notes at maturity, thereby causing an event of default under the convertible notes.

In addition, our secured revolving bank credit facility contains financial and other restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. In the event of default under the notes or the secured revolving bank credit facility, our indebtedness could become immediately due and payable and could adversely affect our financial condition.

The terms of our secured revolving credit facility impose financial and operating restrictions.

Our secured revolving credit facility contains restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. These covenants limit or restrict, among other things, our ability to:

•	incur additional indebtedness or pre-pay existing indebtedness;

•	pay dividends or make other distributions in respect of our equity securities;

•	sell assets, including the capital stock of us and our subsidiaries;

•	enter into certain transactions with our affiliates;

•	transfer any capital stock of any subsidiary or permit any subsidiary to issue capital stock;

•	create liens;

•	make certain loans or investments; and

•	effect a consolidation or merger or transfer of all or substantially all of our assets.

These limitations and restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our best interests. In addition, our ability to borrow under the secured revolving credit facility is subject to compliance with covenants. If we breach any of the covenants in our secured revolving credit facility, we may be in default under our secured revolving credit facility. If we default, the lenders under our secured revolving credit facility could declare all borrowings owed to them, including accrued interest and other fees, to be due and payable.

We may in the future need additional debt or equity financing to continue our growth. Such additional financing may not be available on satisfactory terms or it may not be available when needed, or at all.

We have funded the growth of our e-commerce business primarily from the sale of equity securities and through the issuance of convertible notes. If our cash flows are insufficient to fund our operations and repay our debt, we may in the future need to seek additional equity or debt financings or reduce costs. Our secured revolving credit facility contains restrictive covenants restricting our ability to incur additional indebtedness. Further, we may not be able to obtain financing on satisfactory terms or it may not be available when needed, or at all. Our inability to finance our operations and repay our debt, may limit our growth potential and our ability to execute our business strategy. If we issue securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock. In addition, the terms of these securities could impose restrictions on our operations.

If we fail to manage our exposure to global financial and securities market risk successfully, our operating results and financial statements could be materially impacted.

The primary objective of most of our investment activities is to conservatively invest excess cash in highly rated liquid securities. To achieve this objective, a majority of our cash and cash equivalents are held in institutional money market mutual funds and bank deposit accounts. If the carrying value of our investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, we will be required to write down the value of our investments, which could materially harm our results of operations and financial condition. These investments are subject to general credit, liquidity, market, and interest rate risks, which may be directly or indirectly impacted by economic uncertainties that have affected various sectors of the global financial markets causing credit and liquidity issues. With the current unstable credit environment, we might incur significant realized, unrealized or impairment losses associated with these investments.

Seasonal fluctuations in sales cause wide fluctuations in our quarterly results.

We have experienced and expect to continue to experience seasonal fluctuations in our revenues. These seasonal patterns have caused and will continue to cause quarterly fluctuations in our operating results. Our results of operations historically have been seasonal primarily because consumers increase their purchases on our clients’ e-commerce businesses during the fourth quarter holiday season.

Our fourth fiscal quarter has accounted for and is expected to continue to account for a disproportionate percentage of our total annual revenues. For fiscal 2008, fiscal 2007 and fiscal 2006, 40.5%, 44.7% and 42.2% of our annual net revenues were generated in our fiscal fourth quarter, respectively. Since fiscal 1999, we have not generated net income in any fiscal quarter other than a fiscal fourth quarter. If our revenues are below seasonal expectations during the fourth fiscal quarter or if we do not execute operationally, our operating results could be below the expectations of securities analysts and investors. In the future, our seasonal sales patterns may become more pronounced, may strain our personnel, customer care operations, fulfillment operations, IT capacity and shipment activities and may cause a shortfall in revenues compared to expenses in a given period.

In addition, if too many consumers access our clients’ e-commerce businesses within a short period of time due to increased holiday or other demand or if we inaccurately forecast consumer traffic, we may experience system interruptions that make our clients’ e-commerce businesses unavailable or prevent us from transmitting orders to our fulfillment operations, which may reduce the volume of goods we sell as well as the attractiveness of our clients’ e-commerce businesses to consumers. In anticipation of increased sales activity during our fourth fiscal quarter, we and our clients increase our respective inventory levels. If we and our clients do not increase inventory levels for popular products in sufficient amounts or are unable to restock popular products in a timely manner, we and our clients may fail to meet customer demand which could reduce the attractiveness of our clients’ e-commerce businesses. Alternatively, if we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profits.

Consumers are constantly changing their buying preferences. If we and our clients fail to anticipate these changes and adjust inventory accordingly, we could experience lower sales, higher inventory markdowns and lower margins for the inventory that we own.

Our success depends, in part, upon our ability and our clients’ ability to anticipate and respond to consumer trends with respect to products sold through the e-commerce businesses we operate. Consumers’ tastes are subject to frequent and significant changes. In order to be successful, we and our clients must accurately predict consumers’ tastes and avoid overstocking or understocking products. If we or our clients fail to identify and respond to changes in merchandising and consumer preferences, sales on our clients’ e-commerce businesses could suffer and we or our clients could be required to mark down unsold inventory. This would depress our profit margins. In addition, any failure to keep pace with changes in consumers’ tastes could result in lost opportunities which could reduce sales.

High merchandise returns or shrinkage rates could adversely affect our business, financial condition and results of operations.

We cannot be assured that inventory loss and theft, or “shrinkage,” and merchandise returns will not increase in the future. If merchandise returns are significant, or our shrinkage rate increases, our revenues and costs of operations could be adversely affected.

Our growth depends, in part, on our ability to add and launch new clients on a timely basis and on favorable terms and to extend the length of existing client agreements on favorable terms.

Key elements of our growth strategy include adding new clients, extending the length of existing client agreements on favorable terms and growing the business of our existing clients. If we are unable to add our targeted amount of new business, add clients with good reputations or add new clients on favorable terms, our growth may be limited. If we are unable to add and launch new clients within the time frames projected by us, we may not be able to achieve our targeted results in the expected periods. In addition, our ability to add new clients and retain and renew existing clients depends on the quality of the services we provide and our reputation. To the extent that we have difficulties with the quality of the services we provide or have operational issues that adversely affect our reputation, it could adversely impact our ability to add new clients, retain and renew existing clients and grow the business of our existing clients. Because competition for new clients is intense, we may not be able to add new clients on favorable terms, or at all. Further, our ability to add new clients on favorable terms is dependent on our success in building and retaining our sales organization and investing in infrastructure to serve new clients.

We enter into contracts with our clients. In fiscal 2008, we derived 38.0% of our revenue from five clients’ e-commerce businesses. If we do not maintain good working relationships with our clients, or perform as required under these agreements, it could adversely affect our business.

The contracts with our clients establish complex relationships between our clients and us. We spend a significant amount of time and effort to maintain our relationships with our clients and address the issues that from time to time may arise from these complex relationships. For fiscal 2008, sales to customers through one of our client’s e-commerce businesses accounted for 11.5% of our revenue, and sales through another one of our client’s e-commerce businesses accounted for 11.5% of our revenue. For fiscal 2008, sales through our top five clients’ e-commerce businesses accounted for 38.0% of our revenue. For fiscal 2007, sales to customers through one of our client’s e-commerce businesses accounted for 13.2% of our revenue, and sales to customers through another one of our client’s e-commerce businesses accounted for 11.9% of our revenue. For fiscal 2007, sales through our top five clients’ e-commerce businesses accounted for 45.3% of our revenue. For fiscal 2006, sales to customers through one of our client’s e-commerce businesses accounted for 14.9% of our revenue, and sales to customers through another one of our client’s e-commerce businesses accounted for 13.9% of our revenue. For fiscal 2006, sales through our top five clients’ e-commerce businesses accounted for 52.9% of our revenue. Our clients could decide not to renew their agreements at the end of their respective terms or could terminate or otherwise fail to perform under their agreements prior to the end of their respective terms. Additionally, if we do not perform as required under these agreements, our clients could seek to terminate their agreements prior to the end of their respective terms or seek damages from us. Loss of our existing clients, particularly our major clients, could adversely affect our business, financial condition and results of operations.

We and our clients must develop and maintain relationships with key manufacturers to obtain a sufficient assortment and quantity of quality merchandise on acceptable commercial terms. If we or our clients are unable to do so, it could adversely affect our business, results of operations and financial condition.

For the e-commerce businesses for which we own inventory, we primarily purchase products from the manufacturers and distributors of the products. For the e-commerce businesses for which our clients own inventory, our clients typically purchase products from the manufacturers and distributors of products or source their own products. If we or our clients are unable to develop and maintain relationships with these manufacturers, distributors or sources, we or our clients may be unable to obtain or continue to carry a sufficient assortment and quantity of quality merchandise on acceptable commercial terms and our clients’ e-commerce businesses and our business could be adversely impacted. We do not have written contracts with some of our manufacturers, distributors or sources. During fiscal 2008, we purchased 16.8% of the total amount of inventory we purchased from one manufacturer. During fiscal 2007, we purchased 18.0% of the total amount of inventory we purchased from one manufacturer. During fiscal 2006, we purchased 28.6% of the total amount of inventory we purchased from the same manufacturer. While we have a contract with this manufacturer, this manufacturer and other manufacturers could stop selling products to us or our clients and may ask us or our clients to remove their products or logos from our clients’ Web stores. If we or our clients are unable to obtain products directly from manufacturers, especially popular brand manufacturers, we or our clients may not be able to obtain the same or comparable merchandise in a timely manner or on acceptable commercial terms.

We rely on our ability to enter into marketing and promotional agreements with online services, search engines, comparison shopping sites, affiliate marketers and other web sites to drive traffic to the e-commerce businesses we operate. If we are unable to enter into or properly develop these marketing and promotional agreements, our ability to generate revenue could be adversely affected. In addition, new technologies could block our ads and manipulate web search results, which could harm our business.

We have entered into marketing and promotional agreements with search engines, comparison shopping sites, affiliate marketers and other web sites to provide content, advertising banners and other links to our clients’ e-commerce businesses. We rely on these agreements as significant sources of traffic to our clients’ e-commerce businesses and to generate new customers. If we are unable to maintain these relationships or enter into new agreements on acceptable terms, our ability to attract new customers could be harmed. Further, many of the parties with which we may have online advertising arrangements provide advertising services for other marketers of goods. As a result, these parties may be reluctant to enter into or maintain relationships with us. In addition, technologies may be developed that can block the display of our ads and could harm our ability to contact customers. Further, “index spammers” who develop ways to manipulate web search results could reduce the traffic that is directed to our clients’ e-commerce businesses. Failure to achieve sufficient traffic or generate sufficient revenue from purchases originating from third parties may limit our clients’ and our ability to maintain market share and revenue.

In addition, we contact customers through e-mail. Our ability to contact customers through e-mail could be harmed and our business may be adversely affected if we mistakenly end up on SPAM lists, or lists of entities that have been involved in sending unwanted, unsolicited e-mails.

If we experience problems in our fulfillment operations, our business could be adversely affected.

Under some of our client agreements, we maintain the inventory of our clients in our fulfillment centers. Our failure to properly handle and protect such inventory could adversely affect our relationship with our clients.

In addition, because it is difficult to predict demand, we may not manage our fulfillment centers in an optimal way, which may result in excess or insufficient inventory or warehousing, fulfillment, and distribution capacity. We may be unable to adequately staff our fulfillment centers. As we continue to add fulfillment and warehouse capability or add new clients with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. In addition, our financial systems and equipment are complex and any additions, changes or upgrades to these systems or equipment could cause disruptions that could harm our business.

Although we operate our own fulfillment centers, we rely upon multiple third parties for the shipment of our products. We also rely upon certain vendors to ship products directly to consumers. As a result, we are subject to the risks associated with the ability of these vendors and other third parties to successfully and in a timely manner fulfill and ship customer orders. The failure of these vendors and other third parties to provide these services, or the termination or interruption of these services, could adversely affect the satisfaction of consumers, which could result in reduced sales by our clients’ e-commerce businesses. In addition, if third parties were to increase the prices they charge to ship our products, and we passed these increases on to consumers, consumers might choose to buy comparable products locally to avoid shipping charges.

A disruption in our operations could materially and adversely affect our business, results of operations and financial condition.

Any disruption to our operations, including system, network, telecommunications, software or hardware failures, and any damage to our physical locations, could materially and adversely affect our business, results of operations and financial condition.

Our operations are subject to the risk of damage or interruption from:

•	fire, flood, hurricane, tornado, earthquake or other natural disasters;

•	power losses and interruptions;

•	Internet, telecommunications or data network failures;

•	physical and electronic break-ins or security breaches;

•	computer viruses;

•	acts of terrorism; and

•	other similar events.

If any of these events occur, it could result in interruptions, delays or cessations in service to customers of our clients’ e-commerce businesses and adversely impact our clients’ e-commerce businesses. These events could also prevent us from fulfilling orders for our clients’ e-commerce businesses. Our clients might seek significant compensation from us for their losses. Even if unsuccessful, this type of claim likely would be time consuming and costly for us to address and damaging to our reputation.

Our primary data centers are located at two facilities of a third-party hosting company. We do not control the security, maintenance or operation of these facilities, which are also susceptible to similar disasters and problems.

Our insurance policies may not cover us for losses related to these events, and even if they do, they may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption of the availability of our clients’ e-commerce businesses could reduce the attractiveness of our clients’ e-commerce businesses to consumers and result in reduced revenues, which could materially and adversely affect our business, results of operations and financial condition.

If we do not respond to rapid technological changes, our services and proprietary technology and systems may become obsolete.

The Internet and e-commerce are constantly changing. Due to the costs and management time required to introduce new services and enhancements, we may be unable to respond to rapid technological changes in a timely enough manner to avoid our services becoming uncompetitive. To remain competitive, we must continue to enhance and improve the functionality and features of our clients’ e-commerce businesses. If competitors introduce new services using new technologies or if new industry standards and practices emerge, our clients’ existing e-commerce businesses and our services and proprietary technology and systems may become uncompetitive and our ability to attract and retain customers and new clients may be at risk.

Developing our e-commerce platform offering, our clients’ e-commerce businesses and other proprietary technology entails significant technical and business risks. We may use new technologies ineffectively or fail to adapt our e-commerce platform, our clients’ e-commerce businesses and our technology to meet the requirements of clients and customers or emerging industry standards. In addition, the new technologies may be challenging to develop and implement and may cause us to incur substantial costs. Additionally, the vendors we use for our clients’ e-commerce businesses may not provide the level of service we expect or may not be able to provide their products or services to us on commercially reasonable terms, if at all.

Our success is tied to the continued growth in the use of the Internet and the adequacy of the Internet infrastructure.

Our future success is substantially dependent upon continued growth in the use of the Internet. The number of users and advertisers on the Internet may not increase and commerce over the Internet may not continue to grow for a number of reasons, including:

•	actual or perceived lack of security of information or privacy protection;

•	lack of access and ease of use;

•	congestion of traffic on the Internet;

•	inconsistent quality of service and lack of availability of cost-effective, high-speed service;

•	possible disruptions, computer viruses or other damage to Internet servers or to users’ computers;

•	governmental regulation;

•	uncertainty regarding intellectual property ownership;

•	lack of access to high-speed communications equipment; and

•	increases in the cost of accessing the Internet.

As currently configured, the Internet may not support an increase in the number or requirements of users. In addition, there have been outages and delays on the Internet as a result of damage to the current infrastructure. The amount of traffic on our clients’ Web stores could decline materially if there are outages or delays in the future. The use of the Internet may also decline if there are delays in the development or adoption of modifications by third parties that are required to support increased levels of activity on the Internet. If any of the foregoing occurs, the number of our clients’ customers could decrease. In addition, we may be required to spend significant capital to adapt our operations to any new or emerging technologies relating to the Internet.

Consumers may be unwilling to use the Internet to purchase goods.

Our future success depends heavily upon the general public’s willingness to use the Internet as a means to purchase goods. The failure of the Internet to continue to develop as an effective commercial tool would seriously damage our future operations. If consumers are unwilling to use the Internet to conduct business, our business may not continue to grow. The Internet may not continue to succeed as a medium of commerce because of security risks and delays in developing elements of the needed Internet infrastructure, such as a reliable network, high-speed communication lines and other enabling technologies. In addition, anything that diverts our users from their customary level of usage of our websites could adversely affect our business.

Third parties may have the technology or know-how to breach the security of customer transaction data and confidential information stored on our servers. Any breach could cause customers to lose confidence in the security of our clients’ e-commerce businesses and choose not to purchase from those businesses. Our security measures may not effectively prevent others from obtaining improper access to the information on our clients’ e-commerce businesses. If someone is able to circumvent our security measures, he or she could destroy or steal valuable information or disrupt the operation of our clients’ e-commerce businesses. Concerns about the security and privacy of transactions over the Internet could inhibit our growth.

We and/or our clients may be unable to protect our and their proprietary technology and intellectual property rights.

Our success depends to a significant degree upon the protection of our intellectual property rights in the core technology and other components of our e-commerce and e-mail platforms including our software and other proprietary information and material, and our ability to develop technologies that are as good as or better than our competitors. We may be unable to deter infringement or misappropriation of our software and other proprietary information and material, detect unauthorized use or take appropriate steps to enforce our intellectual property rights. Additionally, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the U.S. In addition, the failure of our clients to protect their intellectual property rights, including their trademarks and domain names, could impair our operations. Our competitors could, without violating our intellectual property rights, develop technologies that are as good as or better than our technology. Protecting our intellectual property and other proprietary rights can be expensive. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results. Our failure to protect our intellectual property rights in our software and other information and material or to develop technologies that are as good as or better than our competitors’ could put us at a disadvantage to our competitors. These failures could have a material adverse effect on our business.

We may be subject to intellectual property claims or competition or trade practices claims that could be costly and could disrupt our business.

Third parties may assert that our business or technologies infringe or misappropriate their intellectual property rights. Third parties may claim that we do not have the right to offer certain services or products or to present specific images or logos on our clients’ e-commerce businesses, or we have infringed their patents, trademarks, copyrights or other rights. We may in the future receive claims that we are engaging in unfair competition or other illegal trade practices. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines or other penalties. The resolution of a claim could also require us to change how we do business, redesign our service offering or clients’ e-commerce businesses or enter into burdensome royalty or license agreements. These license or royalty agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our insurance coverage may not be adequate to cover every claim that third parties could assert against us. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management’s time and disruptions in our business. Any of these claims could also harm our reputation.

We may not be able to compete successfully against current and future competitors, which could harm our margins and our business.

The market for the development and operation of e-commerce businesses and interactive marketing services is continuously evolving and is intensely competitive. Increased competition could result in fewer successful opportunities to obtain clients, price reductions, reduced gross margins and/or loss of market share, any of which could seriously harm our business, results of operations and financial condition. In the development and operation of e-commerce businesses, we often compete with in-house solutions promoted and supported by internal information technology staffs, marketing departments, merchandising groups and other internal corporate constituencies. In these situations, we compete with technology and service providers, which supply one or more components of an e-commerce solution primarily to allow the prospect or others to develop and operate the prospect’s e-commerce business in-house. In addition, the e-commerce businesses operated by us compete with the online and offline businesses of a variety of retailers and manufacturers.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. They may be able to secure merchandise from vendors on more favorable terms and may be able to adopt more aggressive pricing policies. They may also receive investments from or enter into other commercial relationships with larger, well-established companies with greater financial resources. Competitors in the retail, e-commerce services and interactive marketing services industries also may be able to devote more resources to technology development and marketing than we do.

Competition in the e-commerce and interactive marketing industries may intensify. Other companies in our industries may enter into business combinations or alliances that strengthen their competitive positions. Additionally, there are relatively low barriers to entry into the e-commerce services and interactive marketing services markets. As various Internet market segments obtain large, loyal customer bases, participants in those segments may expand into the market segments in which we operate. In addition, new and expanded web technologies may further intensify the competitive nature of online retail and interactive marketing. The nature of the Internet as an electronic marketplace facilitates competitive entry and comparison shopping and renders it inherently more competitive than conventional retailing formats. This increased competition may reduce our sales, our ability to operate profitably, or both.

We may be subject to product liability claims that could be costly and time-consuming.

We sell products manufactured by third parties, some of which may be defective. We also sell some products that are manufactured by third parties for us. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer or manufacturer of the product. These claims may not be covered by insurance and, even if they are, our insurance coverage may not be adequate to cover every claim that could be asserted. Similarly, we could be subject to claims that customers of our clients’ e-commerce businesses were harmed due to their reliance on our product information, product selection guides, advice or instructions. If a successful claim were brought against us in excess of our insurance coverage, it could adversely affect our business. Even unsuccessful claims could result in the expenditure of funds and management time and adverse publicity and could have a negative impact on our business.

We may be liable if third parties misappropriate our customers’ personal information. Additionally, we are limited in our ability to use and disclose customer information.

Any security breach could expose us to risks of loss, litigation and liability and could seriously disrupt our operations. If third parties are able to penetrate our network or telecommunications security or otherwise misappropriate our customers’ personal information or credit card information or if we give third parties improper access to our customers’ personal information or credit card information, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. They could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation. Liability for misappropriation of this information could be significant. In addition, the Federal Trade Commission and state agencies regularly investigate various companies’ uses of customers’ personal information. We could incur additional expenses if new regulations regarding the security or use of personal information are introduced or if government agencies investigate our privacy practices. Further, any resulting adverse publicity arising from investigations would impact our business negatively.

Changes to credit card association fees, rules, or practices could harm our business.

We must rely on banks or payment processors to process transactions, and must pay a fee for this service. From time to time, credit card associations may increase the interchange fees that they charge for each transaction using one of their cards. Our credit card processors have the right to pass any increases in interchange fees on to us as well as increase their own fees for processing. These increased fees increase our operating costs and reduce our profit margins. We are also required by our processors to comply with credit card association operating rules, and we will reimburse our processors for any fines they are assessed by credit card associations as a result of any rule violations by us. The credit card associations and their member banks set and interpret operating rules related to their credit cards. The credit card associations and/or member banks could adopt new operating rules or re-interpret existing rules that we might find difficult or even impossible to follow. As a result, we could lose our ability to give customers the option of using credit cards to fund their payments. If we are unable to accept credit cards, our business would be seriously damaged.

Credit card fraud could adversely affect our business.

The failure to adequately control fraudulent transactions could increase our expenses. To date, we have not suffered material losses due to fraud. However, we may in the future suffer losses as a result of orders placed with fraudulent credit card data. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. With respect to checks and installment sales, we generally are liable for fraudulent transactions.

If one or more states successfully assert that we should collect or should have collected sales or other taxes on the sale of our merchandise, our business could be harmed.

We currently collect sales or other similar taxes only for goods sold by us and shipped into certain states. One or more local, state or foreign jurisdictions may seek to impose historical and future sales tax obligations on us or our clients and other out-of-state companies that engage in e-commerce. In recent years, certain large retailers expanded their collection of sales tax on purchases made through affiliated web sites. Our business could be adversely affected if one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of merchandise through the e-commerce businesses we operate.

We may have exposure to greater than anticipated tax liabilities.

We are subject to income, payroll and other taxes in both the United States and foreign jurisdictions. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, significant judgment is required in evaluating our worldwide provision for income taxes. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial conditions. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

We rely on insurance to mitigate some risks and, to the extent the cost of insurance increases, or we are unable or choose not to maintain sufficient insurance to mitigate the risks facing our business, or our insurers are unable to meet their obligations, our operating results may be diminished.

We contract for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage we do get, have very high deductibles or may not be able to acquire any insurance for certain types of business risk. In addition, we have in the past and may in the future choose not to obtain insurance for certain risks facing our business. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, our operating results will be negatively affected. Additionally, we are subject to the risk that one or more of our insurers may become insolvent and would be unable to pay a claim that may be made in the future.

Variability in self-insurance liability estimates could significantly impact our financial results.

In the fourth quarter of fiscal 2008, we began to self-insure for employee medical coverage up to a set retention level, beyond which we maintain excess insurance coverage. We may decide to self-insure for other risks for which we currently purchase insurance. Liabilities are determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Our accruals for insurance reserves reflect certain actuarial assumptions and management judgments, which are subject to a high degree of variability. The variability is caused by factors external to us such as:

•	historical claims experience;

•	medical inflation;

•	legislative changes to benefit levels;

•	jury verdicts; and

•	claim settlement patterns.

Any significant variation in these factors could cause a material change to our reserves for self-insurance liabilities as well as earnings.

Existing or future laws or regulations could harm our business or marketing efforts.

We are subject to international, federal, state and local laws applicable to businesses in general and to e-commerce specifically. Due to the increasing growth and popularity of the Internet and e-commerce, many laws and regulations relating to the Internet and online retailing are proposed and considered at the country, federal, state and local levels. These laws and regulations could cover issues such as taxation, pricing, content, distribution, access, quality and delivery of products and services, electronic contracts, intellectual property rights, user privacy and information security.

For example, at least one state has enacted, and other states have proposed, legislation limiting the uses of personal information collected online or requiring collectors of information to establish procedures to disclose and notify users of privacy and security policies, obtain consent from users for use and disclosure of information, or provide users with the ability to access, correct and delete stored information. Even in the absence of such legislation, the Federal Trade Commission has settled several proceedings resulting in consent decrees in which Internet companies have been required to establish programs regulating the manner in which personal information is collected from users and provided to third parties. We could become a party to a similar enforcement proceeding. These regulatory and enforcement efforts could also harm our ability to collect demographic and personal information from users, which could be costly or adversely affect our marketing efforts.

The applicability of existing laws governing issues such as property ownership, intellectual property rights, taxation, libel, obscenity, qualification to do business and export or import matters could also harm our business. Many of these laws may not contemplate or address the unique issues of the Internet or online retailing. Some laws that do contemplate or address those unique issues, such as the Digital Millennium Copyright Act and The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the “CAN-SPAM,” Act, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could reduce our ability to operate efficiently.

Our e-Dialog e-mail marketing solutions business is dependent on the market for e-mail marketing solutions and there may be changes in the market that may harm our business.

In our e-Dialog e-mail marketing solutions business, we derive revenue from e-mail marketing solutions. The market for e-mail marketing solutions is at a relatively early stage of development, making this business and future prospects difficult to evaluate. Our current expectations with respect to areas of growth within the market may not prove to be correct.

Should our clients lose confidence in the value or effectiveness of e-mail marketing, the demand for our products and services will likely decline. A number of factors could affect our clients’ assessment of the value or effectiveness of e-mail marketing, including the following:

•	growth in the number of e-mails sent or received on a daily or regular basis;

•	the ability of filters to effectively screen for unwanted e-mails;

•	the ability of smart phones or similar communications to adequately display e-mail;

•	continued security concerns regarding Internet usage in general from viruses, worms or similar problems affecting Internet and e-mail utilization; and

•	increased governmental regulation or restrictive policies adopted by Internet service providers, or “ISPs,” that make it more difficult or costly to utilize e-mail for marketing communications.

Any decrease in the use of e-mail by businesses would reduce demand for our e-mail marketing products or services and the business and results of operation for our e-mail marketing business would suffer.

In addition, it is uncertain whether our e-mail marketing solutions will achieve and sustain the high level of market acceptance that is critical to the success of our business. If the market for e-mail marketing solutions fails to grow or grows more slowly than we currently anticipate, demand for our e-mail marketing solutions may decline and our revenue would suffer. We may not be able to successfully address any of these challenges, risks and difficulties, including the other risks related to our business and industry described below. Failure to adequately do so could adversely affect our business, results of operations or financial condition.

Existing federal, state and international laws regulating e-mail marketing practices impose certain obligations on the senders of commercial e-mails and could expose us to liability for violations, decrease the effectiveness of our e-mail marketing solutions, and expose us to financial, criminal and other penalties for non-compliance, which could increase our operating costs.

The CAN-SPAM Act establishes certain requirements for commercial e-mail messages and specifies penalties for commercial e-mail that violates the CAN-SPAM Act. The CAN-SPAM Act, among other things, obligates the sender of commercial e-mails to provide recipients with the ability to opt out of receiving future commercial e-mail messages from the sender. As a result, in the event our products and services were to become unavailable or malfunction for any period of time for any reason, it is possible that certain opt-out requests would not be received, or other compliance obligations would be impeded, potentially exposing our clients and us to liability under the CAN-SPAM Act. Non-compliance with the CAN-SPAM Act may carry significant financial penalties. Moreover, penalties under the CAN-SPAM Act may increase if it is determined that e-mail lists provided to us by our clients were obtained using unlawful means. We generally cannot confirm the origins of e-mail lists provided to us by our clients. The CAN-SPAM Act preempts similar state laws directed at commercial e-mail in many instances, but there are some exceptions and liability in connection with e-mail marketing campaigns can arise under state law as well. In addition, many states have more general laws that may apply to commercial e-mail practices. These laws often provide a private right of action and specify damages and other penalties, which in some cases may be more substantial than the penalties provided under the CAN-SPAM Act. In addition, certain foreign countries have enacted laws that regulate e-mail marketing, and some of these laws are more restrictive than U.S. laws. For example, some foreign laws prohibit sending unsolicited e-mail unless the recipient has provided the sender advance consent to receipt of such e-mail, or in other words has “opted-in” to receiving it. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of e-mail, whether as a result of violations by our clients or if we were deemed to be directly subject to and in violation of these requirements, we could be exposed to one or more of the following consequences:

•	payment of statutory, actual or other damages;

•	criminal penalties;

•	actions by state attorneys general;

•	actions by private citizens or class actions; and

•	penalties imposed by regulatory authorities of the U.S. government, state governments and foreign governments.

Any of these potential areas of exposure would adversely affect our financial performance, could preclude us from doing business in specific jurisdictions, and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain clients or increase our operating costs.

Private spam blacklists may interfere with our ability to communicate with our e-commerce customers and the ability of the clients of e-Dialog to effectively deploy our e-mail marketing products or services which could harm our business.

In operating the e-commerce businesses of our clients, we depend on e-mail to market to and communicate with customers, our clients also rely on e-mail to communicate with their customers and e-Dialog provides e-mail marketing solutions to its clients. In an effort to regulate the use of e-mail for commercial solicitation, various private companies maintain “blacklists” of companies and individuals (and the websites, ISPs and Internet protocol addresses associated with those companies or individuals) that do not adhere to standards of conduct or practices for commercial e-mail solicitations that the blacklisting entity believes are appropriate. If a company’s Internet protocol addresses are listed by a blacklisting entity, e-mails sent from those addresses may be blocked if they are sent to any Internet domain or Internet address that subscribes to the blacklisting entity’s service or purchases its blacklist. It is possible that this sort of blacklisting or similar restrictive activity could interfere with our ability to communicate with customers of our clients’ e-commerce businesses or to market our clients’ products or services and could undermine the effectiveness of our clients’ e-mail marketing campaigns, all of which could damage our business.

ISPs can also block e-mails from reaching their users. Recent releases of ISP software and the implementation of stringent new policies by ISPs make it more difficult to deliver our clients’ e-mails. If ISPs materially limit, delay or halt the delivery of our or our clients’ e-mails, or if we fail to deliver our or our clients’ e-mails in a manner compatible with ISPs’ e-mail handling or authentication technologies, then the demand for our products or services could be reduced and our clients may seek to terminate their agreements with us.

From time to time, we may acquire or invest in other companies. There are risks associated with potential acquisitions and investments and we may not achieve the expected benefits of future acquisitions and investments.

We have recently completed several acquisitions and if we are presented with opportunities that we consider appropriate, we may make investments in complementary companies, products or technologies or we may purchase other companies. We may not realize the anticipated benefits of any investment or acquisition. We may be subject to unanticipated problems and liabilities of acquired companies. While we attempt in our acquisitions to determine the nature and extent of any pre-existing liabilities, and to obtain indemnification rights from the previous owners for acts or omissions arising prior to the date of acquisition, resolving issues of liability between the parties could involve a significant amount of time, manpower and expense. If we or any of our subsidiaries were to be unsuccessful in a claim for indemnity from a seller, the liability imposed on us or our subsidiary could have a material adverse effect on us. We may not be able to assimilate successfully the additional personnel, operations, acquired technology or products or services into our business. Any acquisition may strain our existing financial and managerial controls and reporting systems and procedures. If we do not successfully integrate any acquired business, the expenditures on integration efforts will reduce our cash position without us being able to realize the expected benefits of the acquisition. In addition, key personnel of an acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Further, the physical expansion in facilities that could occur as a result of any acquisition may result in disruptions that could seriously impair our business. In addition, due to the recent disruptions in the global financial markets, valuations supporting our acquisitions could change rapidly, and we could determine that such valuations have experienced impairments which could adversely impact our financial results. Finally, we may have to use our cash resources, incur debt or issue additional equity securities to pay for other acquisitions or investments, which could increase our leverage or be dilutive to our stockholders.

We plan to continue to expand our business internationally which may cause our business to become increasingly susceptible to numerous international business risks and challenges. We have limited experience in international operations.

We ship certain products to Canada and other countries. In addition, in January 2006, we completed the acquisition of Aspherio S.L., a Barcelona, Spain-based provider of outsourced e-commerce solutions now known as GSI Commerce Solutions International. In December 2007, we completed the acquisition of Zendor.com Ltd., a Manchester, United Kingdom-based provider of outsourced e-commerce solutions now known as Zendor/GSI Commerce Ltd. In February 2008, we completed the acquisition of e-Dialog, Inc. with operations in London, England. Because our growth strategy involves expanding our business internationally, we intend to continue to expand our international efforts. However, we have limited experience in international business, and we cannot assure you that our international expansion strategy will be successful. To date, however, our international business activities have been limited. Our lack of a track record outside the United States increases the risks described below. In addition, our experience in the United States may not be relevant to establishing a business outside the United States. Accordingly, our international expansion strategy is subject to significant execution risk, as we cannot assure you that our strategy will be successful. For fiscal 2008, substantially all of our net revenues, operating results and assets were in the United States.

International expansion is subject to inherent risks and challenges that could adversely affect our business, including:

•	the need to develop new supplier and manufacturer relationships, particularly because major manufacturers may require that our international operations deal with local distributors;

•	compliance with international legal and regulatory requirements and tariffs;

•	managing fluctuations in currency exchange rates;

•	difficulties in staffing and managing foreign operations;

•	greater difficulty in accounts receivable collection;

•	potential adverse tax consequences;

•	uncertain political and economic climates;

•	potentially higher incidence of fraud;

•	price controls or other restrictions on foreign currency; and

•	difficulties in obtaining export and import licenses and compliance with applicable export controls.

Any negative impact from our international business efforts could negatively impact our business, operating results and financial condition as a whole. In addition, gains and losses on the conversion of foreign payments into U.S. dollars may contribute to fluctuations in our results of operations and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-dollar-denominated international sales.

In addition, if we further expand internationally, we may face additional competition challenges. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer. In addition, governments in foreign jurisdictions may regulate e-commerce or other online services in such areas as content, privacy, network security, copyright, encryption, taxation, or distribution. We also may not be able to hire, train, motivate and manage the required personnel, which may limit our growth in international market segments.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Any violations of such laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, international expansion efforts, business and operating results.

Our success is dependent upon our executive officers and other key personnel.

Our success depends to a significant degree upon the contribution of our executive officers and other key personnel, particularly Michael G. Rubin, chairman of the board, president and chief executive officer. Our executive officers and key personnel could terminate their employment with us at any time despite any employment agreements we may have with these employees. Due to the competition for highly qualified personnel, we cannot be sure that we will be able to retain or attract executive, managerial or other key personnel. We do not intend to obtain key person life insurance for any of our executive officers or key personnel.

We may be unable to hire and retain skilled personnel which could limit our growth.

Our future success depends on our ability to continue to identify, attract, retain and motivate skilled personnel which could limit our growth. We intend to continue to seek to hire a significant number of skilled personnel. Due to intense competition for these individuals from our competitors and other employers, we may not be able to attract or retain highly qualified personnel in the future. Our failure to attract and retain the experienced and highly trained personnel that are integral to our business may limit our growth. Additionally, we have experienced recent growth in personnel numbers and expect to continue to hire additional personnel in selected areas. Managing this growth requires significant time and resource commitments from our senior management. If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, our business may be adversely affected.

There are limitations on the liabilities of our directors and executive officers. Under certain circumstances, we are obligated to indemnify our directors and executive officers against liability and expenses incurred by them in their service to us.

Pursuant to our amended and restated certificate of incorporation and under Delaware law, our directors are not liable to us or our stockholders for monetary damages for breach of fiduciary duty, except for liability for breach of a director’s duty of loyalty, acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. In addition, we have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts, incurred by any such person in any action or proceeding, including any action by us or in our right, arising out of the person’s services as one of our directors or executive officers. The costs associated with actions requiring indemnification under these agreements could be harmful to our business.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders and clients could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current clients and obtain new clients.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on the effectiveness of our internal control over financial reporting. We have expended significant resources to comply with our obligations under Section 404. If we fail to correct any issues in the design or operating effectiveness of internal control over financial reporting or fail to prevent fraud, current and potential stockholders and clients could lose confidence in our financial reporting, which could harm our business, the trading price of our common stock and our ability to retain our current clients and obtain new clients.

Future changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even require retroactive or retrospective application. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

As of January 3, 2009, we had approximately $430.9 million of U.S. Federal net operating loss carryforwards, referred to as NOLs, available to reduce taxable income in future years. A portion of these NOLs are currently subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended, referred to as the Code.

Our ability to utilize the NOLs may be further limited if we undergo an ownership change, as defined in Section 382 of the Code. This ownership change could be triggered by substantial changes in the ownership of our outstanding stock, which are generally outside of our control. An ownership change would exist if the stockholders, or group of stockholders, who own or have owned, directly or indirectly, 5% or more of the value of our stock, or are otherwise treated as 5% stockholders under Section 382 and the regulations promulgated thereunder, increase their aggregate percentage ownership of our stock by more than 50 percentage points over the lowest percentage of our stock owned by these stockholders at any time during the testing period, which is generally the three-year period preceding the potential ownership change. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of post-ownership change taxable income a corporation may offset with pre-ownership change NOLs. The limitation imposed by Section 382 for any post-change year would be determined by multiplying the value of our stock immediately before the ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Any unused annual limitation may be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains which may be present with respect to assets held by us at the time of the ownership change that are recognized in the five-year period after the ownership change. Our use of NOLs arising after the date of an ownership change would not be affected.

In addition, the ability to use NOLs will be dependent on our ability to generate taxable income. The NOLs may expire before we generate sufficient taxable income. There were no NOLs that expired in the fiscal years ended December 29, 2007 or January 3, 2009.

Risks Related to Our Common Stock

We may enter into future acquisitions and take certain actions in connection with such acquisitions that could affect the price of our common stock.

As part of our growth strategy, we expect to review acquisition prospects that would offer growth opportunities and we may acquire businesses, products or technologies in the future. In the event of future acquisitions, we could:

•	use a significant portion of our available cash;

•	issue equity securities, which would dilute current stockholders’ percentage ownership;

•	incur substantial debt;

•	incur or assume contingent liabilities, known or unknown;

•	incur amortization expenses related to intangibles; and

•	incur large, immediate accounting write-offs.

Such actions by us could harm our results from operations and adversely affect the price of our common stock.

Our operating results have fluctuated and may continue to fluctuate significantly, which may cause the market price of our common stock to be volatile.

Our annual and quarterly operating results have and may continue to fluctuate significantly due to a variety of factors, many of which are outside of our control. Because our operating results may be volatile and difficult to predict, period-to-period comparisons of our operating results may not be a good indication of our future performance. Our operating results may also fall below our published expectations and the expectations of securities analysts and investors, which likely will cause the market price of our common stock to decline significantly.

Factors that may cause our operating results to fluctuate or harm our business include but are not limited to the following:

•	our ability to obtain new clients or to retain existing clients in our e-commerce and marketing services businesses;

•	the performance of one or more of our client’s e-commerce businesses;

•	our and our clients’ ability to obtain new customers at a reasonable cost or encourage repeat purchases;

•	the number of visitors to the e-commerce businesses operated by us or our ability to convert these visitors into customers;

•	our and our clients’ ability to offer an appealing mix of products or to sell products that we purchase;

•	our ability to achieve effective results for our marketing services clients;

•	our ability to adequately develop, maintain and upgrade our clients’ e-commerce businesses or the technology and systems we use to process customers’ orders and payments;

•	the timing and costs of upgrades and developments of our systems and infrastructure;

•	the ability of our competitors to offer new or superior e-commerce businesses, services or products or new or superior marketing services;

•	price competition that results in lower profit margins or losses;

•	the seasonality of our business, especially the importance of our fiscal fourth quarter to our business;

•	our inability to obtain or develop specific products or brands or unwillingness of vendors to sell their products to us;

•	unanticipated fluctuations in the amount of consumer spending on various products that we sell, which tend to be discretionary spending items;

•	the cost of advertising and the amount of free shipping and other promotions we offer;

•	increases in the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

•	our inability to manage our shipping costs on a profitable basis or unexpected increases in shipping costs or delivery times, particularly during the holiday season;

•	inflation of prices of fuel and gasoline and other raw materials that impact our costs;

•	technical difficulties, system security breaches, system downtime or Internet slowdowns;

•	our inability to manage inventory levels or control inventory shrinkage;

•	our inability to manage fulfillment operations or provide adequate levels of customer care or our inability to forecast the proper staffing levels in fulfillment and customer care;

•	an increase in the level of our product returns or our inability to effectively process returns;

•	government regulations related to the Internet or e-commerce which could increase the costs associated with operating our businesses, including requiring the collection of sales tax on all purchases through the e-commerce businesses we operate; and

•     unfavorable economic conditions in general or specific to the Internet or e-commerce, which could reduce demand for the products sold through our clients’ e-commerce businesses.

Future sales of our common stock in the public market or the issuance of securities senior to our common stock could adversely affect the trading price of our common stock and our ability to raise funds in new securities offerings.

Future sales of our common stock, the perception that such sales could occur or the availability for future sale of shares of our common stock or securities convertible into or exercisable for our common stock could adversely affect the market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of stock options or for other reasons.

As of July 24, 2009, there were 1,455,980 shares available for new awards under our 2005 Equity Incentive Plan, referred to as the “2005 plan.” Additionally, as of July 24, 2009 there were 4,601,734 shares of common stock that were subject to awards granted under the 2005 plan (including 226,081 restricted stock awards which are issued and outstanding and subject to forfeiture under certain conditions) and 3,642,455 shares of common stock that were subject to awards granted under our 1996 Equity Incentive Plan. In the event of the cancellation, expiration, forfeiture or repurchase of any of these shares, such shares would become available for issuance under the 2005 plan. In order to attract and retain key personnel, we may issue additional securities, including stock options, restricted stock grants and shares of common stock, in connection with our employee benefit plans, or may lower the price of existing stock options. No prediction can be made as to the effect, if any, that the sale, or the availability for sale, of substantial amounts of common stock by our existing stockholders pursuant to an effective registration statement will have on market prices of our common stock.

We have never paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid in the foreseeable future. In addition, the terms of our secured revolving credit facility prohibit us from declaring or paying dividends on our common stock. As a result, holders of our common stock will not receive a return, if any, on their investment unless they sell their shares of our common stock.

We are controlled by certain principal stockholders.

As of July 24, 2009 and after giving effect to this offering (assuming no exercise of the underwriters’ over-allotment option), Michael G. Rubin, our chairman, president and chief executive officer, will beneficially own approximately 14.5% and Liberty Media Corporation, or Liberty, through its subsidiary QVC, Inc. and QVC’s affiliate QK Holdings, Inc., will beneficially own approximately 18.2% of our outstanding common stock. If they decide to act together, Mr. Rubin and Liberty would be in a position to exercise considerable control over most matters requiring stockholder approval, including the election or removal of directors, approval of significant corporate transactions and the ability generally to direct our affairs. Furthermore, pursuant to a stock purchase agreement, Liberty has the right to designate one member of our board of directors. This concentration of ownership and the right of Liberty to designate a member to our board of directors may have the effect of delaying or preventing a change in control of us, including transactions in which stockholders might otherwise receive a premium over prevailing market prices for our common stock. Furthermore, Mr. Rubin and Liberty entered into a voting agreement in which Mr. Rubin agreed to vote all of his shares in favor of the director designated by Liberty and Liberty agreed to vote all of its shares in favor of certain of our continuing directors.

It may be difficult for a third-party to acquire us and this could depress our stock price.

Certain provisions of our amended and restated certificate of incorporation, bylaws, stockholder rights agreement and Delaware law may have the effect of discouraging, delaying or preventing transactions that involve any actual or threatened change in control. The rights issued under our stockholder rights agreement may be a substantial deterrent to a person acquiring beneficial ownership of 20% or more (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of the outstanding shares of common stock, 25.1% or more) of our common stock without the approval of our board of directors. The stockholder rights agreement would cause extreme dilution to such person.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation’s outstanding voting stock for a period of three years from the date the stockholder becomes a 15% stockholder. In addition to discouraging a third party from seeking to acquire control of us, the foregoing provisions could impair the ability of existing stockholders to remove and replace our management and/or our board of directors.

Because many investors consider a change of control a desirable path to liquidity, delaying or preventing a change in control of our company may reduce the number of investors interested in our common stock, which could depress our stock price.

See “— We are controlled by certain principal stockholders.”

The price of our common stock may fluctuate significantly.

The price of our common stock on the Nasdaq Global Select Market has been volatile. From December 30, 2007, the first day of our fiscal 2008, through July 30, 2009, the high and low sales prices of our common stock ranged from $19.75 to $5.69 per share. During fiscal 2007, the high and low sale prices of our common stock ranged from $29.27 to $16.09 per share. During fiscal 2006, the high and low sale prices of our common stock ranged from $19.52 to $10.67 per share. We expect that the market price of our common stock may continue to fluctuate.

Our common stock price can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include, among others:

•	our performance and prospects;

•	the performance and prospects of our clients;

•	the depth and liquidity of the market for our common stock;

•	the vesting of our equity awards resulting in the sale of large amounts of our common stock during concentrated trading windows;

•	investor perception of us and the industry in which we operate;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	general economic conditions.

In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our common stock.

Holders of our common stock will be subordinated to our secured revolving credit facility, convertible notes and other indebtedness.

In the event of our liquidation or insolvency, holders of common stock would receive a distribution only after payment in full of all principal and interest due under our secured revolving credit facility, due to holders of our convertible notes and due to other creditors, and there may be little or no proceeds to distribute to holders of common stock at such time.

Conversion of our convertible notes would dilute the ownership interest of existing stockholders.

In June 2005, we issued $57.5 million principal amount of our 3% convertible notes, and in July 2007 we issued $150.0 million principal amount of our 2.5% convertible notes, which are all convertible into shares of our common stock. Under certain circumstances, a maximum of 6,156,495 shares of common stock could be issued upon conversion of the 2.5% convertible notes and a maximum of 3,874,661 shares of common stock could be issued upon conversion of the 3% convertible notes, in each case, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events. The conversion of some or all of these notes will dilute the ownership interest of existing stockholders. Any sales in the public market of the common stock issuable upon such conversions could adversely affect prevailing market prices of our common stock. In addition, the existence of these notes could encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

USE OF PROCEEDS

Based on an assumed offering price of $18.31 per share, the last price of our common stock as reported on the Nasdaq Global Select Market on July 30, 2009, we estimate that the net proceeds from the sale of the 1,811,150 shares of common stock offered by us will be approximately $31.2 million, or approximately $57.5 million if the underwriters exercise their over-allotment option in full, and after deducting the underwriting discounts and commissions and our net estimated offering expenses. An increase or decrease of $0.25 in the offering price would increase or decrease our estimated net proceeds by approximately $434,000 (or approximately $793,000 if the underwriters exercise their overallotment option in full). We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, although we will receive proceeds upon the exercise of options to purchase 25,000 shares of our common stock by a selling stockholder.

We expect to use the net proceeds we receive from this offering for working capital and general corporate purposes, including possible acquisitions. Pending such uses, the net proceeds from this offering will be invested in institutional money market mutual funds and bank deposit accounts.

COMMON STOCK PRICE RANGE

Our common stock is traded on the Nasdaq Global Select Market under the symbol “GSIC”. The following table sets forth the high and low sales prices of our common stock as reported on the Nasdaq Global Select Market.

	Common Stock Price
	High	Low

Fiscal 2007
First Quarter	$23.25	$16.09
Second Quarter	$24.75	$19.85
Third Quarter	$27.38	$19.65
Fourth Quarter	$29.27	$19.06
Fiscal 2008
First Quarter	$19.75	$9.54
Second Quarter	$16.63	$10.91
Third Quarter	$18.24	$11.15
Fourth Quarter	$15.81	$5.69
Fiscal 2009
First Quarter	$13.77	$7.35
Second Quarter	$15.59	$12.35
Third Quarter (through July 30, 2009)	$18.36	$14.09

As of July 24, 2009, we had approximately 1,839 stockholders of record. The last reported sale price for our common stock on July 30, 2009, as reported on the Nasdaq Global Select Market, was $18.31

DIVIDEND POLICY

We have never declared or paid a cash dividend on our common stock. We currently intend to retain any future earnings to fund our growth and, therefore, do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future. In addition, the terms of our secured revolving bank credit facility prohibit us from declaring or paying dividends on our common stock.

CAPITALIZATION

The table below shows our capitalization as of April 4, 2009:

•	on an actual basis; and

•	on an as adjusted basis, to reflect the sale by us and the selling stockholders of 10,000,000 shares of our common stock pursuant to this offering at an assumed public offering price of $18.31 per share (the last reported sale price of our common stock on the Nasdaq Global Select Market on July 30, 2009) after deducting the estimated underwriting discounts and commissions and our net estimated offering expenses (assuming the exercise of options to purchase 25,000 shares of common stock by a selling stockholder and no exercise of the underwriters’ over-allotment option).

You should read this table in conjunction with our financial statements and notes to those financial statements incorporated by reference into this prospectus.

	April 4, 2009
	Actual	As Adjusted(1)
	(unaudited) (in thousands)

Cash and cash equivalents	$48,105	$79,447

Current portion of long-term debt	4,898	4,898
Convertible Notes (2)	164,497	164,497
Long-term debt	31,356	31,356
Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, actual and as adjusted; 0 shares issued and outstanding, actual and as adjusted	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, actual and as adjusted; 48,534,843 shares issued, actual; and 48,534,640 shares outstanding, actual; 50,370,993 shares issued, as adjusted; and 50,370,790 shares outstanding, as adjusted	485	503
Additional paid-in capital	437,698	469,022
Accumulated other comprehensive loss	(2,389)	(2,389)
Accumulated deficit	(166,696)	(166,696)

Total stockholders’ equity	269,098	300,440

Total capitalization	469,849	501,191

(1)	An increase or decrease of $0.25 in the offering price would increase or decrease our estimated net proceeds by approximately $434,000, resulting in an increase or decrease in cash and cash equivalents, total stockholders’ equity and total capitalization, in each case, of $434,000.

(2)	Reflects the net debt carrying amount of our 3% convertible notes and our 2.5% convertible notes. The principal amount owed to the holders of our 3% convertible notes and our 2.5% convertible notes is $57.5 million and $150.0 million, respectively.

PRINCIPAL STOCKHOLDERS

The following table sets forth information, as of July 24, 2009, concerning the beneficial ownership of our common stock by:

•	each person known by us to be the beneficial owner of five percent or more of our outstanding common stock;

•	our chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers, collectively referred to as the Named Officers, and each director; and

•	our directors and executive officers as a group.

Unless otherwise specified, all persons listed below have sole voting and investment power with respect to their shares. The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission. Accordingly, they include securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of July 24, 2009 or which are issuable upon the vesting of outstanding unvested restricted stock or restricted stock units, referred to as RSUs, within 60 days of July 24, 2009. Beneficial ownership may be disclaimed as to certain of the securities. The business address of our executive officers and directors is the same as our address.

The information in the table does not give effect to the shares of common stock being offered in this offering by the selling stockholders. Michael R. Conn, Andrea M. Weiss and SOFTBANK are selling stockholders in this offering See “Selling Stockholders”.

	Number of
	Shares
	Beneficially	Percentage
Name, Position and Address of Beneficial Owner	Owned	of Shares

Michael G. Rubin (1)(2)	7,570,461	15.0%
Chairman, President and Chief Executive Officer
Michael R. Conn (3)	273,140	*
Executive Vice President, Finance and Chief Financial Officer
Stephen J. Gold	64,209	*
Executive President and Chief Information Officer
J. Scott Hardy	20,321	*
Executive Vice President, Business Management
Damon Mintzer (4)	241,582	*
Executive Vice President, Sales
M. Jeffrey Branman (5)	96,955	*
Director
Ronald D. Fisher (6)	75,000	*
Director
John A. Hunter (7)	25,000	*
Director
Mark S. Menell (8)	15,455	*
Director
Jeffrey F. Rayport (9)	66,955	*
Director
Michael J. Donahue	17,884	*
Director
Lawrence S. Smith (10)	38,090	*
Director

	Number of
	Shares
	Beneficially	Percentage
Name, Position and Address of Beneficial Owner	Owned	of Shares

Andrea M. Weiss	16,884	*
Director
Fred Alger Management, Inc.	3,158,699	6.4%
Alger Associates, Incorporated 111 Fifth Avenue New York, NY 10003 (11)
FMR LLC (12)	2,674,033	5.5%
Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109
Liberty Media Corporation (1)(13)	9,248,968	18.8%
12300 Liberty Boulevard Englewood, CO 80112 QVC, Inc. QK Holdings, Inc. 1200 Wilson Drive West Chester, PA 19380
SOFTBANK Capital Partners LP (1)(14)	8,153,850	16.6%
SOFTBANK Capital LP SOFTBANK Capital Advisors Fund LP SOFTBANK Capital Partners LLC 1188 Centre Street Newton Center, MA 02459
Wells Fargo & Company (15)	6,189,598	12.6%
Wells Capital Management Incorporated
Wells Fargo Funds Management, LLC
Wells Fargo Bank, National Association
Wells Fargo Investments, LLC
Wachovia Securities, LLC
Wachovia Bank, National Association
Delaware Trust Company, National Association
  420 Montgomery Street
  San Francisco, CA 94163

All executive officers and directors as a group (14 persons)(16)	8,845,635	17.2%

*	Less than one percent.

(1)	Unless specifically stated herein, shares held by Mr. Rubin, Liberty or SOFTBANK are not beneficially owned by each other. Mr. Rubin, Liberty and SOFTBANK have each granted a right to vote all of their shares, solely with respect to the election of directors. As a result of this offering, the voting agreements between SOFTBANK and Mr. Rubin and SOFTBANK and Liberty will each be terminated.

(2)	Includes 1,350,000 shares issuable upon exercise of options that are currently exercisable and 14,313 shares which are issuable upon the vesting of outstanding restricted stock units within 60 days of July 24, 2009. Mr. Rubin has pledged a total of 6,264,405 shares of common stock held by him as security for a margin loan.

(3)	Includes 240,000 shares issuable upon exercise of options that are currently exercisable. Does not include 1,028 shares of common stock held by Mr. Conn’s spouse, all as to which Mr. Conn disclaims beneficial ownership because Mr. Conn does not have investment or voting power over these shares.

(4)	Includes 240,000 shares issuable upon exercise of options that are currently exercisable.

(5)	Includes 80,000 shares issuable upon exercise of options that are currently exercisable.

(6)	Includes 75,000 shares issuable upon exercise of options that are currently exercisable. Does not include (a) 4,060,226 shares of common stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of common stock held by SOFTBANK Capital LP; or (c) 103,226 shares of common stock held by SOFTBANK Capital Advisors Fund LP, because Mr. Fisher does not have investment or voting power over these shares. Mr. Fisher is a managing general partner of SOFTBANK Capital Partners LP and is SOFTBANK’s designee to GSI’s Board of Directors.

(7)	Includes 25,000 shares issuable upon exercise of options that are currently exercisable. Mr. Hunter disclaims beneficial ownership of any shares held by Liberty Media Corporation and its affiliates or subsidiaries because Mr. Hunter does not have investment or voting power over such shares. Mr. Hunter is senior vice president of customer services for QVC Inc., a subsidiary of Liberty Media Corporation. Mr. Hunter is Liberty’s designee to GSI’s Board of Directors.

(8)	Includes 6,500 shares issuable upon the exercise of options that are currently exercisable.

(9)	Includes 58,000 shares issuable upon exercise of options that are currently exercisable.

(10)	Includes 18,800 shares owned in an individual retirement investment account, 600 shares owned by a family partnership, the general partner of which is controlled by Mr. Smith, 4,796 shares owned in irrevocable trusts and 3,000 shares owned by a family charitable foundation of which Mr. Smith’s wife is a trustee.

(11)	Based on a Schedule 13G filed with the SEC on February 17, 2009. By virtue of the Alger family’s ownership of controlling interest in Alger Associates, Incorporated, which indirectly owns Fred Alger Management, Inc., ownership of the shares of common stock may be imputed to the Alger family.

(12)	Based on a Schedule 13G/A filed with the SEC on February 17, 2009. The filing indicates that (i) FMR LLC had sole dispositive power for 2,674,033 shares of common stock and (ii) Edward C. Johnson 3d, chairman and large stockholder of FMR LLC, had sole dispositive power for 2,674,033 shares of common stock. These shares represented 2,674,033 shares of common stock beneficially owned by Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, as a result of acting as investment advisor to various investment companies (referred to as “Funds”), including Fidelity Mid Cap Stock Fund, which owns 2,441,033 shares of common stock and 333,333 shares of common stock issuable upon conversion of $10.0 million principal amount of GSI’s 2.5% convertible notes due 2027 held by the Funds. Fidelity carries out the voting of the 2,441,033 shares of common stock it beneficially owns under written guidelines established by the Funds’ Boards of Trustees. Edward C. Johnson 3d and members of his family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

(13)	Based, in part, on a Schedule 13D/A filed with the SEC on September 1, 2006. The filing indicates that each of Liberty Media Corporation, QVC, Inc. and QK Holdings, Inc. had shared voting power and sole dispositive power for 9,428,968 shares of common stock.

(14)	Based, in part, on a Schedule 13D/A filed with the SEC on June 2, 2005. Includes (a) 4,060,226 shares of common stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of common stock held by SOFTBANK Capital LP; and (c) 103,226 shares of common stock held by SOFTBANK Capital Advisors Fund LP. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital Partners LLC disclaims beneficial ownership of securities owned by any other person or entity, except to the extent of its respective pecuniary interest, if any, therein. SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP and makes all investment decisions on their behalf.

(15)	Based on a Schedule 13G/A filed with the SEC on April 30, 2009.

(16)	Includes (i) 8,169,713 shares of common stock beneficially owned in the aggregate by the
Named Officers as set forth in this table (of which 1,844,313 are issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of July 24, 2009); (ii) 352,223 shares of common stock beneficially owned in the aggregate by the directors (other than Mr. Rubin) as set forth in this table (of which 244,500 are issuable upon exercise of options that are currently exercisable or which are issuable upon the vesting of outstanding restricted stock units within 60 days of July 24, 2009); and (iii) 323,699 shares of common stock beneficially owned in the aggregate by executive officers (other than Named Officers) (of which 295,000 are issuable upon exercise of options that are currently exercisable).

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the selling stockholders’ beneficial ownership as of July 24, 2009 and the number of shares of our common stock to be sold by them in this offering. To our knowledge, each of the selling stockholders has sole voting and investment power as to the shares shown unless otherwise noted. The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission. Accordingly, they include securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days of July 24, 2009. Beneficial ownership may be disclaimed as to certain of the securities.

			Number of	Beneficial ownership of
	Beneficial ownership of shares prior to the offering		shares	shares after the offering
	Number of	Percent of	offered	Number of	Percent of
Selling stockholder	shares	shares	hereby	shares	shares

Michael R. Conn (1)	273,140	*	30,000	243,140	*
Andrea M. Weiss (2)	16,844	*	5,000	11,844	*
SOFTBANK Capital Partners LP (3) SOFTBANK Capital LP SOFTBANK Capital Advisors Fund LP SOFTBANK Capital Partners LLC 1188 Centre Street Newton Center, MA 02459	8,153,850	16.6	8,153,850	0	0

*	Less than 1%

(1)	Includes 240,000 shares issuable upon exercise of options that are currently exercisable. In connection with this offering, Mr. Conn is exercising options to purchase 25,000 shares and selling these shares in the offering. Does not include 1,028 shares of common stock held by Mr. Conn’s spouse, all as to which Mr. Conn disclaims beneficial ownership because Mr. Conn does not have investment or voting power over these shares. Mr. Conn is our Executive Vice President, Finance and Chief Financial Officer.

(2)	Ms. Weiss is a member of our board of directors.

(3)	Based, in part, on a Schedule 13D/A filed with the SEC on June 2, 2005. Includes (a) 4,060,226 shares of common stock held by SOFTBANK Capital Partners LP; (b) 3,990,398 shares of common stock held by SOFTBANK Capital LP; and (c) 103,226 shares of common stock held by SOFTBANK Capital Advisors Fund LP. Each of SOFTBANK Capital Partners LP, SOFTBANK Capital LP, SOFTBANK Capital Advisors Fund LP and SOFTBANK Capital Partners LLC disclaims beneficial ownership of securities owned by any other person or entity, except to the extent of its respective pecuniary interest, if any, therein. SOFTBANK Capital Partners LLC is the general partner of SOFTBANK Capital Partners LP, SOFTBANK Capital LP and SOFTBANK Capital Advisors Fund LP and makes all investment decisions on their behalf. SOFTBANK has the right to designate one director to our board of directors. This right will terminate as a result of this offering. Ronald D. Fisher is SOFTBANK’s current designee to our board of directors. We believe that Mr. Fisher will continue to serve as our director after the offering.

DESCRIPTION OF CAPITAL STOCK

As of July 24, 2009, our authorized capital stock consisted of (i) 90,000,000 shares of common stock, par value $0.01 per share, of which 49,094,218 shares were issued and outstanding, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share, of which none was issued and outstanding.

Common Stock

Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any then outstanding preferred stock.

Dividend Rights.  Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board may from time to time determine.

Voting Rights.  Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders and does not have cumulative voting rights.

No Pre-emptive or Other Rights.  Other than pursuant to contractual rights described in “— Pre-Emptive Rights,” holders of common stock are not entitled to pre-emptive, subscription, conversion or redemption rights.

Right to Receive Liquidation Distributions.  Upon our liquidation, dissolution or winding-up, the holders of our common stock and any participating preferred stock outstanding at that time are entitled to receive ratably our net assets available after the payment of all debts and other claims and payment of any liquidation preferences on any outstanding preferred stock.

Preferred Stock

Our board of directors may from time to time authorize the issuance of one or more series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares of preferred stock in one or more series, establish the number of shares constituting a series, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative, participating, optional or other rights, and qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of preferred stock then outstanding) by the affirmative vote of the holders of a majority of the common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of the preferred stockholders is required pursuant to the terms of any certificate of designation with respect to any series of preferred stock.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of such preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	reducing the amount of assets remaining for payment to holders of shares in the event of a liquidation of assets;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of our common stock.

Preferred Share Rights

We have authorized and reserved 95,000 shares of Series A Junior Participating Preferred Stock, referred to as “Series A Stock,” for issuance in connection with our stockholders’ rights plan set forth in a Rights Agreement, dated as of April 3, 2006, between us and American Stock Transfer & Trust Company, as rights agent.

On April 2, 2006, our Board of Directors declared a dividend distribution of one right, referred to as a “Right,” for each outstanding share of common stock to the stockholders of record on the close of business on April 14, 2006. Each Right entitles the registered holder to purchase from us a unit consisting of one one-thousandth of a share of Series A Stock, at a price of $85 per unit, subject to adjustment. However, the Rights are not exercisable unless certain events occur, such as a person or group acquiring or obtaining the right to acquire, or making a tender offer or exchange offer for, beneficial ownership of 20% or more of our outstanding common stock (or, in the case of any stockholder that as of April 2, 2006 beneficially owned 19% or more of our outstanding shares of common stock, 25.1% or more). Subject to certain exceptions, upon exercise of the Right, each holder of a Right will have the right to receive shares of our common stock, or other consideration, having a value equal to two times the exercise price of the Right. Additionally, at certain times, we have the right to redeem the Rights in whole, but not in part, at a price of $.001 per Right. The Rights will expire on April 14, 2016, unless the Rights are earlier redeemed or exchanged or expire in accordance with the terms of the Rights Agreement. As of July 24, 2009, no shares of Series A Stock were issued or outstanding.

The rights plan is designed to enhance the Board of Directors’ ability to protect stockholder interests and to ensure that stockholders receive fair treatment in the event any coercive or unfair takeover attempt of the company is made in the future. See “— Anti-Takeover Provisions” for the description of the anti-takeover effects of the rights plan.

The above description of the Rights, the Series A Stock and the Rights Agreement is qualified in its entirety by reference to the Rights Agreement, including the exhibits, which is filed as an exhibit to our Current Report on Form 8-K filed with the SEC on April 3, 2006.

Warrants

As of July 24, 2009, we had warrants outstanding to purchase an aggregate of 212,500 shares of our common stock at an average weighted exercise price of $2.66 per share, all of which are vested and presently exercisable.

Shares Authorized Under Plans

We maintain equity incentive plans pursuant to which our employees (including officers), directors and consultants, may receive equity based awards. Our 2005 equity incentive plan, referred to as the “2005 plan,” replaced our 1996 equity incentive plan, referred to as the “1996 plan.” No new awards may be granted under the 1996 plan, although outstanding awards under the 1996 plan will continue to be governed by the terms of the 1996 plan.

As of July 24, 2009, we had:

•	142,250 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 2005 plan, with a weighted average exercise price of $17.90 per share, 142,063 of which are vested and presently exercisable;

•	4,233,403 shares of common stock reserved for issuance upon vesting of outstanding restricted stock units awarded under our 2005 plan; and

•	3,642,455 shares of common stock reserved for issuance upon exercise of outstanding options granted under our 1996 plan, with a weighted average exercise price of $9.57 per share, all of which are vested and presently exercisable.

As of July 24, 2009, there were 1,455,980 shares available for new awards under the 2005 plan.

Shares of Common Stock Issuable upon Conversion of 3% Convertible Notes

In June 2005, we issued $57.5 million principal amount of our 3% convertible notes, which are convertible into shares of our common stock. Under certain circumstances, a maximum of 3,874,661 shares of common stock could be issued upon conversion of the 3% convertible notes, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events.

Shares of Common Stock Issuable upon Conversion of 2.5% Convertible Notes

In July 2007, we issued $150.0 million principal amount of our 2.5% convertible notes, which are convertible into shares of our common stock. Under certain circumstances, a maximum of 6,156,495 shares of common stock could be issued upon conversion of the 2.5% convertible notes, subject to adjustment for stock dividends, stock splits, cash dividends, certain tender offers, other distributions and similar events.

Registration Rights

After giving effect to this offering, the holders of approximately 8.4 million shares of common stock have the right to require us to register their shares with the SEC so that those shares may be publicly resold, subject to conditions and limitations set forth in the respective agreements. In addition, after giving effect to this offering, the holders of approximately 14.6 million shares of common stock (which includes the shares described in the preceding sentence) and the holders of options, warrants and restricted stock units to acquire an aggregate of approximately 1.7 million shares of common stock, upon exercise of the options or warrants or vesting of the restricted stock units, have “piggy-back” rights to include these shares in any registration statement on a Form S-1 or S-3 that we file with the SEC, subject to conditions and limitations set forth in the respective agreements.

Pre-Emptive Rights

One of our stockholders, QK Holdings, Inc., an affiliate of Liberty Media Corporation, has entered into an agreement with us which provides it with pre-emptive rights with respect to new issuances of our common stock or rights to acquire our commons stock. We have received a waiver related to such pre-emptive rights with respect to this offering of common stock from such stockholder.

Anti-Takeover Provisions

In addition to the shares of Series A Stock authorized in connection with our rights plan, our certificate of incorporation provides that our board of directors may issue shares of preferred stock with voting or other rights without stockholder action.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15.0% or more of our outstanding voting stock (otherwise known as an interested stockholder); or

•	our affiliate or associate that was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately prior to the date of determination if such person is an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10.0% of our assets.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85.0% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our directors who are also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Our rights plan, the possible issuance of preferred stock and the requirements of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change in control of us, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock. The rights plan, the possible issuance of preferred stock and the provisions of the Delaware General Corporation Law could also limit the price that investors might be willing to pay in the future for shares of our common stock.

In addition, QK Holdings, Inc., an affiliate of Liberty Media Corporation, contractually has veto rights over our ability to execute any change of control transaction with, or sales of assets or equity to, certain specified companies or their affiliates.

Limitations on Liability and Indemnification of Officers and Directors

Certificate of Incorporation/Bylaws.  Our certificate of incorporation contains provisions permitted under Delaware General Corporation Law relating to the liability of directors. The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law. In addition, our bylaws provide, with certain exceptions, indemnification of our directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law.

Indemnification Agreements.  We also entered into separate indemnification agreements with our directors and some of our officers that provide them indemnification protection that is greater than the protection currently provided under Delaware General Corporation Law.

The indemnification agreements, among other things:

•	confirm the present indemnity provided by our bylaws which state that we will indemnify directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and provide that this indemnity will continue despite future changes in our bylaws, as the indemnification agreements will be our contractual obligations, unlike our bylaws which may be amended by our stockholders or our board;

•	provide further indemnification to the fullest possible extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or officer in any action or proceeding, including any action by us or in our own right, on account of service as our director, officer, employee, attorney or agent or any of our subsidiaries or any other company or enterprise at our request;

•	cover all actions and proceedings, even if they arise from acts or omissions by a director or officer occurring before the execution of the agreements;

•	continue in force so long as the individual continues to serve in such capacity on our behalf and cover liabilities related to his activities in any such capacity regardless of future changes to our corporate documents;

•	provide for payment of expenses in advance of a final disposition of the action or suit, regardless of the recipient’s ability to make repayments, and do not require that any repayment obligations in respect of any such advances be secured or bear interest;

•	provide protection during the determination process in the event there is a change of control of us or our board and grant our directors and officers rights to appeal a denial of indemnification to a court of competent jurisdiction; and

•	except with respect to violations of Section 16(b) of the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act, and expenses or liabilities which are covered by insurance, provide that directors or officers who rely on our records or upon information supplied by our officers, legal counsel, outside accountants or appraisers are deemed to have acted in a manner which would entitle our directors or officers to indemnification under the indemnification agreements.

However, a director or officer is not entitled to indemnification under these agreements unless that director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests.

In addition, no indemnification will be provided in respect of any suit in which judgment is rendered against a director or officer for an accounting of profits from a purchase or sale of our securities in violation of Section 16(b) of the Exchange Act, or of any successor statute, or for expenses or liabilities which have been paid directly to a director or officer by an insurance carrier under a policy of directors’ and officers’ liability insurance.

Employment Agreements.  The employment agreements of certain of our officers provide for indemnification to such officers by us to the fullest extent permitted by our bylaws or applicable law.

Liability Insurance.  We have obtained directors’ and officers’ liability insurance which covers certain liabilities, including liabilities to us and our stockholders, in the amount of $25.0 million.

SEC Position on Indemnification for Securities Act Liabilities.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or our controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

Our common stock trades on the Nasdaq Global Select Market under the symbol “GSIC”.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a general discussion of certain material U.S. federal income and, to a limited extent, certain estate tax consequences of the purchase, ownership and disposition of our common stock. This discussion applies only to a non-U.S. holder (as defined below) of our common stock. This discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. holders that hold our common stock as capital assets for U.S. federal income tax purposes. Furthermore, this discussion does not address all aspects of U.S. federal income and estate taxation that may be applicable to non-U.S. holders in light of their particular circumstances, or to non-U.S. holders subject to special treatment under U.S. federal income or estate tax law, such as financial institutions, insurance companies, tax-exempt organizations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, controlled foreign corporations, passive foreign investment companies, former long-term residents of the United States, persons deemed to sell our common stock under the constructive sale provisions of the Code and persons that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal gift tax consequences or any state, local or foreign tax consequences. Prospective investors should consult their tax advisors regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of our common stock.

For purposes of this summary, the term “non-U.S. holder” means a beneficial owner of our common stock that is not, for U.S. federal income and estate tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation for such purposes that is created or organized under the laws of the United States or any political subdivision thereof (except for certain non-U.S. entities taxed as U.S. corporations under specialized sections of the Code), (iii) a partnership (including any entity or arrangement treated as a partnership for such purposes), (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (v) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. In the case of certain trusts, the tax treatment of a beneficiary of the trust will depend on the status of the beneficiary. Partners in a partnership and beneficiaries of a trust that owns our common stock should consult their tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

Dividends

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, that are attributable to a non-U.S. holder’s permanent establishment in the United States are not subject to the withholding tax described above but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our common stock unless:

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if certain income tax treaties apply, is attributable to the non-U.S. holder’s permanent establishment in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or the non-U.S. holder owns or has owned more than 5% of our common stock.

Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of disposition are taxed on their gains (including gains from the sale of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognized on the disposition of our common stock generally will be taxed on any such gain on a net income basis at applicable graduated U.S. federal income tax rates and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

Federal Estate Tax

Our common stock that is owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, and, therefore, U.S. federal estate tax may be imposed with respect to the value of such stock, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

In general, backup withholding will apply to dividends on our common stock paid to a non-U.S. holder, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person, or the holder otherwise establishes an exemption. Generally, information will be reported to the United States Internal Revenue Service regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend. Copies of these information reports also may be made available under the provisions of a treaty or other agreement to the tax authorities of the country in which a non-U.S. holder resides.

In general, information reporting and possibly backup withholding will apply to the payment of proceeds from the disposition of our common stock by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the Internal Revenue Service.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Morgan Stanley & Co. Incorporated
Janney Montgomery Scott LLC
Thomas Weisel Partners LLC

Total	10,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option

Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount or advisory fees, are estimated at $550,000 and are payable by us. In connection with the offering, we have agreed to pay Peter J. Solomon Company an advisory fee of $500,000 for services provided to us. The underwriters have agreed to reimburse us certain of our expenses incurred in connection with this offering.

Overallotment Option

We have granted an option to the underwriters to purchase up to 1,500,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers, our directors and certain of our other stockholders have agreed not to sell or transfer any common stock or securities convertible into or exercisable or exchangeable for common stock, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Select Market Listing

The shares are listed on the Nasdaq Global Select Market under the symbol “GSIC”.

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Some of the underwriters and their affiliates are lenders under our $90 million secured revolving bank credit facility. As of July 4, 2009, no borrowings were outstanding under that facility.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Blank Rome LLP. The underwriters are being represented in connection with this offering by Cravath, Swaine & Moore LLP.

EXPERTS

The consolidated financial statements and financial statement schedule for the fiscal year ended January 3, 2009, incorporated in this prospectus by reference from the Company’s Current Report on Form 8-K filed on August 4, 2009, and the effectiveness of the Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, (which reports (1) express an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph referring to the effects of the retrospective application of Financial Accounting Standards Board Staff Position APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the public reference room by calling the SEC at 1-800-SEC-0330. Our Securities and Exchange Commission filings are also available to the public on the SEC’s Internet web site at http://www.sec.gov or on our web site at www.gsicommerce.com/investors. The information on the web sites listed above is not and should not be considered part of this prospectus and is not incorporated by reference in this document. These web sites are and are only intended to be an inactive textual reference.

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of common stock under this prospectus; provided, however, that we are not incorporating any information deemed to be furnished or not filed in accordance with SEC rules. The information incorporated by reference into this prospectus is considered a part of this prospectus, and information that we file later with the Securities and Exchange Commission, prior to the termination of the offering of common stock under this prospectus, will automatically update and supersede the previously filed information.

•	Our Annual Report on Form 10-K for the fiscal year ended January 3, 2009;

•	Our Quarterly Report on Form 10-Q and Form 10-Q/A for the quarter ended April 4, 2009;

•	Those portions of our proxy statement for our Annual Meeting of Stockholders filed on May 4, 2009, which were incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended January 3, 2009;

•	Our Current Reports on Form 8-K filed on January 29, 2009, March 16, 2009 and August 4, 2009;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 28, 2004, including any amendments or reports filed for the purpose of updating such description; and

•	The description of our preferred stock purchase rights set forth in our registration statement on Form 8-A filed with the SEC on April 6, 2006, including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings (other than exhibits to documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates), at no cost, by writing to or telephoning us at the following address:

GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406
Attention: Investor Relations
(610) 491-7000

10,000,000 Shares

GSI Commerce, Inc.

Common Stock

PROSPECTUS

BofA Merrill Lynch

UBS Investment Bank

Morgan Stanley

Janney Montgomery Scott

Thomas Weisel Partners LLC

, 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the issuance and distribution of the Securities covered by this Registration Statement, are as follows:

Securities and Exchange Commission registration fee (actual)	$10,313
Printing fees and expenses	100,000
Legal fees and expenses	250,000
Accounting fees and expenses	125,000
Other	64,687

Total	$550,000

Item 15.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of such action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses that the court deems proper despite such adjudication of liability in view of all the circumstances of the case.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders;

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(3) under Section 174 (relating to liability for unlawful purchases or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law; or

(4) for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, GSI Commerce, Inc.’s amended and restated certificate of incorporation, as amended, eliminates liability of its directors for monetary damages to the fullest extent permitted under applicable law. GSI Commerce, Inc.’s bylaws also provide, with certain exceptions, for indemnification to the fullest extent permitted by the Delaware General Corporation Law.

In addition, GSI Commerce, Inc. has entered into indemnification agreements with certain of its directors and officers, the form of which was approved by its stockholders. The indemnification agreements, among other things:

•	confirm the present indemnity provided by GSI Commerce, Inc.’s bylaws which state that GSI Commerce, Inc. will indemnify directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law and provide that this indemnity will continue despite future changes in its bylaws, as the indemnification agreements will be its contractual obligations, unlike its bylaws which may be amended by its stockholders or its board;

•	provide further indemnification to the fullest possible extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or officer in any action or proceeding, including any action by GSI Commerce, Inc. or in its own right, on account of service as its director, officer, employee, attorney or agent or any of its subsidiaries or any other company or enterprise at its request;

•	cover all actions and proceedings, even if they arise from acts or omissions by a director or officer occurring before the execution of the agreements;

•	continue in force so long as the individual continues to serve in such capacity on GSI Commerce, Inc.’s behalf and cover liabilities related to his activities in any such capacity regardless of future changes to its corporate documents;

•	provide for payment of expenses in advance of a final disposition of the action or suit, regardless of the recipient’s ability to make repayments, and do not require that any repayment obligations in respect of any such advances be secured or bear interest;

•	provide protection during the determination process in the event there is a change of control of GSI Commerce, Inc. or its board and grant its directors and officers rights to appeal a denial of indemnification to a court of competent jurisdiction; and

•	except with respect to violations of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and expenses or liabilities which are covered by insurance, provide that directors or officers who rely on GSI Commerce, Inc.’s records or upon information supplied by its officers, legal counsel, outside accountants or appraisers are deemed to have acted in a manner which would entitle its directors or officers to indemnification under the indemnification agreements.

However, a director or officer is not entitled to indemnification under these agreements unless that director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to GSI Commerce, Inc.’s best interests.

The employment agreements of certain officers of GSI Commerce, Inc. provide for indemnification to such officers by GSI Commerce, Inc. to the fullest extent permitted by its bylaws or applicable law.

GSI Commerce, Inc. has obtained directors’ and officers’ liability insurance which covers certain liabilities, including liabilities to GSI Commerce, Inc. and its stockholders, in the amount of $25.0 million.

Item 16.	Exhibits.

1	.1*	Form of Common Stock Underwriting Agreement
2.1		Agreement and Plan of Merger dated as of August 16, 2007 among GSI Commerce, Inc., Blue Route, Inc., Accretive Commerce, Inc. and certain of the principal stakeholders of Accretive Commerce, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on August 17, 2007 and incorporated herein by reference)
2.2		Agreement and Plan of Merger, dated as of January 23, 2008, by and among GSI Commerce, Inc., Dolphin Acquisition Corporation, E-Dialog, Inc. and One Liberty Ventures 2000, L.P. (as Stockholders’ Representative) (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on January 29, 2008 and incorporated herein by reference)†

4.1	Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to GSI Commerce, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)
4.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
4.3	Amended and Restated Bylaws GSI Commerce, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on March 16, 2009 and incorporated herein by reference)
4.4	Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.5	Form of Investor Warrant (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.6	Form of Partner Warrant (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.7	Specimen Common Stock Certificate (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
4.8	Registration Rights Agreement, dated July 31, 1995, by and between Global Sports, Inc. and MR Acquisitions, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on July 31, 1995 and incorporated herein by reference)
4.9	Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and between Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Advisors Fund LP and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on September 20, 2000 and incorporated herein by reference)
4.10	Second Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 20, 2001, among Global Sports, Inc., SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
4.11	Third Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 25, 2003, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K on July 29, 2003 and incorporated herein by reference)
4.12	Fourth Amendment to Second Amended and Restated Registration Rights Agreement, dated as of June 26, 2004, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.’s Annual Report on Form 10-K filed on March 17, 2005 and incorporated herein by reference)
4.13	Rights Agreement, dated as of April 3, 2006, between GSI Commerce, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including all exhibits thereto (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.14	Indenture dated as of June 1, 2005 by and between GSI Commerce, Inc. and JPMorgan Chase Bank, N.A. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.15	Form of 3% Convertible Note due 2025 (filed as Exhibit A to Exhibit 4.1 of GSI Commerce, Inc.’s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.16	Form of 2.50% Convertible Senior Note due 2027 (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.17	Indenture dated as of July 2, 2007 between the Company and The Bank of New York, as trustee (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)

4.18	Registration Rights Agreement dated as of July 2, 2007 between the Company and the initial purchaser named therein (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
5.1	Opinion of Blank Rome LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Blank Rome LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)

†	Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*	To be filed by amendment.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of King of Prussia, Commonwealth of Pennsylvania, on the 4th day of August 2009.

GSI COMMERCE, INC.

By:	/s/ Michael G. Rubin
Name:     Michael G. Rubin
Chairman, President and Chief Executive Officer

Power of Attorney

Each person whose signature appears below constitutes and appoints and hereby authorizes Michael G. Rubin and Michael R. Conn, and each of them individually, such person’s true and lawful attorney-in-fact, with full power of substitution or resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including pre-effective and post-effective amendments, to this registration statement, and any registration statement (and amendments) for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael G. Rubin Michael G. Rubin	Chairman, President and Chief Executive Officer (Principal Executive Officer)	August 4, 2009

/s/ Michael R. Conn Michael R. Conn	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 4, 2009

/s/ M. Jeffrey Branman M. Jeffrey Branman	Director	August 4, 2009

/s/ Michael J. Donahue Michael J. Donahue	Director	August 4, 2009

/s/ Ronald D. Fisher Ronald D. Fisher	Director	August 4, 2009

Signature	Title	Date

/s/ John A. Hunter John A. Hunter	Director	August 4, 2009

/s/ Mark S. Menell Mark S. Menell	Director	August 4, 2009

/s/ Jeffrey F. Rayport Jeffrey F. Rayport	Director	August 4, 2009

/s/ Lawrence S. Smith Lawrence S. Smith	Director	August 4, 2009

/s/ Andrea M. Weiss Andrea M. Weiss	Director	August 4, 2009

EXHIBIT INDEX

1	.1*	Form of Common Stock Underwriting Agreement
2.1		Agreement and Plan of Merger dated as of August 16, 2007 among GSI Commerce, Inc., Blue Route, Inc., Accretive Commerce, Inc. and certain of the principal stakeholders of Accretive Commerce, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on August 17, 2007 and incorporated herein by reference)
2.2		Agreement and Plan of Merger, dated as of January 23, 2008, by and among GSI Commerce, Inc., Dolphin Acquisition Corporation, E-Dialog, Inc. and One Liberty Ventures 2000, L.P. (as Stockholders’ Representative) (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on January 29, 2008 and incorporated herein by reference)†
4.1		Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed as Appendix B to GSI Commerce, Inc.’s Definitive Proxy Statement on Schedule 14A filed on April 27, 2001 and incorporated herein by reference)
4.2		Certificate of Amendment to Amended and Restated Certificate of Incorporation of Global Sports, Inc. (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
4.3		Amended and Restated Bylaws GSI Commerce, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on March 16, 2009 and incorporated herein by reference)
4.4		Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)
4.5		Form of Investor Warrant (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.6		Form of Partner Warrant (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2001 and incorporated herein by reference)
4.7		Specimen Common Stock Certificate (filed with GSI Commerce, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 29, 2002 and incorporated herein by reference)
4.8		Registration Rights Agreement, dated July 31, 1995, by and between Global Sports, Inc. and MR Acquisitions, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on July 31, 1995 and incorporated herein by reference)
4.9		Second Amended and Restated Registration Rights Agreement, dated as of September 13, 2000, by and between Global Sports, Inc., Interactive Technology Holdings, LLC, SOFTBANK Capital Advisors Fund LP and TMCT Ventures, L.P. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on September 20, 2000 and incorporated herein by reference)
4.10		Second Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 20, 2001, among Global Sports, Inc., SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, LLC (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on August 27, 2001 and incorporated herein by reference)
4.11		Third Amendment to Second Amended and Restated Registration Rights Agreement, dated as of July 25, 2003, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K on July 29, 2003 and incorporated herein by reference)
4.12		Fourth Amendment to Second Amended and Restated Registration Rights Agreement, dated as of June 26, 2004, among Global Sports, Inc. (n/k/a GSI Commerce, Inc.), SOFTBANK Capital Partners LP, SOFTBANK Capital Advisors Fund LP, Rustic Canyon Ventures, LP (f/k/a TMCT Ventures, LP) and Interactive Technology Holdings, Inc. (filed with GSI Commerce, Inc.’s Annual Report on Form 10-K filed on March 17, 2005 and incorporated herein by reference)
4.13		Rights Agreement, dated as of April 3, 2006, between GSI Commerce, Inc. and American Stock Transfer & Trust Company, as Rights Agent, including all exhibits thereto (filed with GSI Commerce, Inc.’s Current Report on Form 8-K filed on April 3, 2006 and incorporated herein by reference)

4.14	Indenture dated as of June 1, 2005 by and between GSI Commerce, Inc. and JPMorgan Chase Bank, N.A. (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.15	Form of 3% Convertible Note due 2025 (filed as Exhibit A to Exhibit 4.1 of GSI Commerce, Inc.’s Current Report on Form 8-K dated June 1, 2005 and incorporated herein by reference)
4.16	Form of 2.50% Convertible Senior Note due 2027 (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.17	Indenture dated as of July 2, 2007 between the Company and The Bank of New York, as trustee (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
4.18	Registration Rights Agreement dated as of July 2, 2007 between the Company and the initial purchaser named therein (filed with GSI Commerce, Inc.’s Current Report on Form 8-K dated July 5, 2007 and incorporated herein by reference)
5.1	Opinion of Blank Rome LLP
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Blank Rome LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement)

†	Confidential treatment has been granted for certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

*	To be filed by amendment.